Sit Investment Associates, Inc.

Dividend Growth Presentation

April 2011

General Disclosure
Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or by calling 800-332-5580, and should be read carefully before investing.

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Mutual Funds.

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5880
Fax: 612-342-2111
Web Site: www.sitfunds.com

Please refer to the general disclosure cited on the title page. For any performance information, please refer to the performance disclosure cited on the Performance section title page (page #16).

Outline of Presentation

I. Organizational Overview

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;
- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;
- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;
- We have the resources of a 10.2 billion investment management firm working for the benefit of our clients;
- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and
- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 33 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981
- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

1994
- Small capitalization domestic growth product introduced

2004
- Dividend growth product introduced

Total Assets Under Management
As of March 31, 2011: $10.2 Billion

- Equity $3.2 Billion
- Fixed Income $7.0 Billion
- Institutional Separate Accounts $7.7 Billion
- Sit Mutual Funds $2.5 Billion

Sit Investment Associates, Inc.

Sit Investment Associates, Inc. **Domestic/Global Equity**	**Sit International Investment Associates** **International Equity**	**Sit Investment Fixed Income Advisors, Inc.** **Fixed Income**	**Sit Mutual Funds**
Large Cap Growth	EAFE+	Taxable	Domestic Growth Equity
Mid Cap Growth	Pacific Basin	Tax-Exempt	International Growth Equity
Small Cap Growth	Developing Markets		Fixed Income
Dividend Growth			
Global			

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit
Kent L. Johnson
Ronald D. Sit
David A. Brown
Robert W. Sit
Michael J. Stellmacher
Denise A. Anderson
John M. Bernstein
Stacey M. Currie
Joseph R. Eshoo
Matthew T. Loucks

Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Mark A. Pepper
Ningning Tang
Bradley W. Meyer
Matthew J. Michalik
Nicholas D. Tich
Lee J. Feltman

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Mark H. Book
Paul J. Jungquist
Christopher M. Rasmussen
Todd S. Emerson
Matthew T. Hilliard
Jessica A. Ersfeld
Eric T. Nelmark
Kevin P. O'Brien
Michael J. Reich
Andrew J. Tich

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	20 Years	
Age:	49	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	18 Years	
Age:	45	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	20 Years	
Age:	55	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG Peat Marwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	16 Years	
Age:	46	
E-mail:	dab@sitinvest.com	



Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Stacey M. Curme
- Equity Trading
- Generalist

Joseph R. Eaton
- Telecommunications
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semiconductors
  - Semi. Capital Equipment
  - Storage Hardware
  - Computer Systems
  - Contract Manufacturing

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

Jason K. Kloster
- Europe
  - Western Europe
  - UK
- Canada

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Mark A. Pepper
- Europe
- Generalist

Mingxing Tang, CFA
- Asia ex Japan
  - Greater China

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Matthew J. Michalik
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Lee J. Feldman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Sit Investment Associates, Inc.

Total Years Investment Experience 281 Years

Average Years Investment Experience 14.05 Years

Equity Professionals

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	20	13
Kent L. Johnson, CFA	18	21
Ronald D. Sit, CFA	26	26
David A. Brown, CFA, CPA	16	13
Robert W. Sit, CFA	19	19
Michael J. Stellmacher, CFA	20	10
Denise A. Anderson, Ph.D.	13	2
John M. Bernstein	18	15
Stacey M. Curme	14	18
Joseph R. Eshoo	16	3
Matthew T. Loucks, CFA	16	5
Raymond E. Sit	19	19
Janet K. Kinzler	18	9
Tasha M. Murdoff	11	15
Mark A. Pepper	12	8
Ningning Tang, CFA	7	3
Bradley W. Meyer	8	9
Matthew J. Michalik	4	3
Nicholas D. Tich	3	5
Lee J. Feltman	3	4

Representative Client List

Growth Equity

ConAgra Inc. Benefit Plan

Energy Future Holdings Pension Plan

Denver Employees' Retirement Plan

Los Angeles City ERS

Shell Oil Pension Trust

Fixed Income

LSI Logic Corporation

Mayo Clinic

MLM – The Lawyers Company

Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Market Value of Domestic Growth Oriented
Equity Assets Under Management* ($000)
March 31, 2011

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH	TOTAL
TAX EXEMPT					
Employee Benefit	$894,807	N/A	$364,847	$78,718	$ 1,338,372
Endowment & Foundations	78,420	N/A	0	215,867	294,287
Other	97,944	0	9,842	76,747	184,532
TAX EXEMPT TOTAL	$ 1,071,171	$ -	$ 374,688	$ 371,332	$ 1,817,190
TAXABLE	178,414	N/A	9,520	32,180	220,114
MUTUAL FUNDS	418,059	168,990	96,322	275,073	958,445
TOTAL BY STYLE	$1,667,644	$168,990	$480,530	$678,585	$ 2,995,749

* Includes the equity portion of Balanced accounts.

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- **Macro Variables**
- **Market Valuation**

- **Secular Trends**
- **Political Environment**
- **Economic Outlook**
- **Fiscal and Monetary Policy**
- **Sentiment**

↓

PORTFOLIO DECISIONS
(Investment Team)

- **Regional and Country Allocation**
- **Industry & Sector Allocation**
- **Stock Selection**

↑

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- **World Class or Regional Dominance**
- **Distinctive Product or Services**
- **Proactive Managements**
- **Healthy Financials**
- **Attractive Valuations**

- **Fundamental Company & Industry Research**
- **Quantitative Valuation**
- **Specific Stock Recommendations**

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper (quarterly)

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & Quantitative Analysis	Portfolio Management & Implementation	Equity Trading	Client Reporting & Servicing
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
David A. Brown* Paul E. Rasmussen Mark D. Madden Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Matthew T. Loucks Raymond E. Sit Janet K. Kinzler Tasha M. Murdoff Mark A. Pepper Ningning Tang Matthew J. Michalik	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Matthew J. Michalik Nicholas D. Tich Lee J. Feltman	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Crume* Bradley W. Meyer	David A. Brown* Mark D. Madden Kent L. Johnson John M. Bernstein Tasha M. Murdoff

*Team Leaders

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

II. Performance

<u>Performance Disclosure</u>

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment returns and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month end can be obtained at [illegible] or by calling 800-332-5580

Sit Dividend Growth Equities Composite[1]
Total Returns Unless Noted

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.85%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.75%	4.67%	2.18%	10.67%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.57%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-9.08%	14.83%	13.90%	6.29%	26.40%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

Year 2010

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year to Date
Sit Dividend Growth	4.55%	-9.66%	12.31%	10.91%	17.86%
S&P 500 Index	5.39	-11.42	11.29	10.76	15.06

Year 2011

	1st Qtr				Year to Date
Sit Dividend Growth	5.72%				5.72%
S&P 500 Index	5.92				5.92

	Annualized Returns			Since Inception (12/31/03 - 03/31/11)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	19.18%	6.09%	7.57%	89.74%	9.23%
S&P 500 Index	15.65	2.35	2.62	37.98	4.54

[1] Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted during beginning of month market values. Past performance is not a guarantee of future results.

SIA Dividend Growth

Large Cap Equity Accounts

Ending December 31, 2010

Quartile



40.00
30.00
20.00
10.00
0.00
-10.00
Return (%)
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	14.53	23.94	33.91	2.21	3.45	6.48
25th Percentile	12.42	17.44	25.88	-0.24	2.39	4.50
Median	11.23	14.96	21.90	-2.12	0.49	3.26
75th Percentile	10.38	12.86	19.19	-3.45	-1.23	1.91
95th Percentile	8.42	9.97	14.81	-6.14	-3.85	-0.06
# of Portfolios	484	481	462	446	412	384
SIA Dividend Growth (Gross)	10.91	17.86	22.05	1.97	4.95	7.71
S&P 500 INDEX	10.76	15.06	20.63	-2.86	-0.83	2.29
RUSSELL 1000	11.19	16.10	22.11	-2.37	-0.40	2.59
R1000 GROWTH	11.83	16.71	26.55	-0.47	2.47	3.75

Universe Source: (c) Russell Investment Group

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Sit Dividend Growth
Risk/Return Profile

SIA Dividend Growth
Large Cap Equity Accounts
5 Years Ending March 31, 2011





Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to March 2011)
5%
4%
3%
2%
1%
0%
0.1%
2.8%
Rising Market
Falling Market

Performance Attribution Analysis By Economic Sector
March 31, 2010 – March 31, 2011

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	16.26	12.61	15.77	3.60	1.41	0.03	1.44
Consumer Durables	2.84	50.13	1.29	16.95	0.74	-0.01	0.73
Electronic Technology	9.60	21.36	11.38	14.66	0.61	0.04	0.65
Industrial Services	2.19	89.02	2.38	49.10	0.62	-0.04	0.58
Producer Manufacturing	9.90	24.61	8.03	21.53	0.34	0.11	0.46
Technology Services	5.30	18.94	6.40	11.52	0.37	0.02	0.39
Utilities	2.99	24.01	3.60	13.26	0.30	-0.01	0.28
Transportation	2.46	31.69	1.99	24.38	0.18	0.07	0.25
Non-Energy Minerals	1.53	37.96	1.32	21.26	0.21	-0.03	0.18
Energy Minerals	9.97	36.96	9.38	36.90	0.09	0.04	0.13
Communications	3.68	28.43	3.07	30.37	-0.05	0.14	0.09
Process Industries	2.08	30.86	2.61	28.39	0.12	-0.04	0.07
Retail Trade	4.52	7.74	5.97	9.81	-0.05	0.11	0.06
Commercial Services	0.00	0.00	1.03	10.43	0.00	0.05	0.05
Health Services	1.91	17.78	2.21	17.69	-0.01	0.01	0.00
Consumer Services	2.21	19.25	5.42	20.39	0.01	-0.13	-0.11
[Cash]	1.66	0.14	0.00	0.00	0.00	-0.40	-0.40
Consumer Non-Durables	10.44	7.61	8.94	13.16	-0.57	0.00	-0.57
Health Technology	9.73	-4.46	9.20	2.27	-0.75	-0.08	-0.83
Total	**100.00**	**19.23**	**100.00**	**15.68**	**3.57**	**-0.02**	**3.55**

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Attribution Analysis By Economic Sector
March 31, 2008 – March 31, 2011

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	17.10	12.49	14.51	-30.03	8.61	0.20	8.81
Energy Minerals	10.48	24.79	10.27	14.12	2.13	0.07	2.20
Industrial Services	2.39	79.82	2.52	6.58	1.65	0.07	1.72
Consumer Durables	1.59	120.49	1.14	9.07	0.86	0.30	1.17
Communications	3.98	22.66	3.29	10.07	0.55	0.19	0.75
Transportation	2.97	37.12	2.08	29.03	0.44	0.24	0.67
Producer Manufacturing	9.28	5.81	7.88	0.47	0.75	-0.21	0.54
Process Industries	1.32	69.30	2.61	16.25	0.58	-0.09	0.49
Health Services	2.13	51.33	2.18	32.69	0.28	0.14	0.42
Non-Energy Minerals	1.33	-1.63	1.24	-6.76	0.14	0.27	0.40
Commercial Services	0.00	0.00	1.01	-0.05	0.00	0.09	0.09
Utilities	3.10	-12.42	3.84	-2.69	-0.06	0.11	0.05
Retail Trade	3.78	26.69	5.96	20.28	0.58	-0.59	-0.02
Consumer Services	2.32	58.17	4.71	27.81	0.36	-0.51	-0.16
Technology Services	4.73	34.92	6.28	25.65	0.37	-0.54	-0.17
[Cash]	2.20	1.19	0.00	0.00	-0.02	-0.23	-0.25
Consumer Non-Durables	10.89	16.19	9.11	22.34	-0.72	0.04	-0.67
Electronic Technology	8.63	29.71	10.82	29.35	-0.54	-0.72	-1.26
Health Technology	11.09	-7.42	10.55	8.27	-3.07	0.17	-2.90
Total	**100.00**	**19.09**	**100.00**	**7.44**	**12.88**	**-1.23**	**11.65**

Performance Attribution Analysis By Economic Sector
March 31, 2006 – March 31, 2011

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	19.00	15.84	16.89	-43.25	14.35	-0.05	14.30
Producer Manufacturing	10.88	35.98	8.26	18.78	2.17	0.39	2.56
Industrial Services	2.81	153.48	2.48	36.99	2.25	0.06	2.31
Energy Minerals	10.39	67.77	9.58	65.52	1.06	0.91	1.96
Consumer Durables	0.96	123.16	1.26	-16.67	0.94	0.93	1.87
Transportation	2.89	80.68	1.98	36.12	1.27	0.37	1.63
Process Industries	1.88	269.86	2.47	50.17	1.62	-0.02	1.60
Health Services	1.93	64.65	2.27	10.85	1.02	0.51	1.54
Non-Energy Minerals	1.33	65.36	1.23	21.61	0.85	0.34	1.19
Communications	3.22	75.56	3.39	27.23	1.13	-0.06	1.07
Technology Services	4.51	69.52	5.94	33.68	1.42	-0.56	0.86
Consumer Non-Durables	10.21	55.49	8.47	58.65	-0.26	0.55	0.30
Utilities	2.98	11.96	3.75	27.12	0.07	0.05	0.12
Electronic Technology	6.88	54.74	10.27	32.96	0.48	-0.37	0.11
Consumer Services	1.58	42.06	4.73	35.21	0.57	-0.50	0.07
Commercial Services	0.78	-16.74	1.07	-16.73	-0.02	0.05	0.02
Retail Trade	3.42	3.85	5.75	13.20	0.18	-0.24	-0.06
[Cash]	2.36	10.21	0.00	0.00	0.05	-0.45	-0.40
Health Technology	11.33	2.59	10.21	13.69	-2.26	0.25	-2.01
Total	**100.00**	**43.82**	**100.00**	**14.24**	**26.89**	**2.70**	**29.58**

High Beta/Low Quality Companies have Outperformed Since the Market Low

Russell 3000 - Performance from March 9, 2009 to March 31, 2011

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	58%	93%	138%	80%	198%
Q2	99%	106%	101%	70%	137%
Q3	103%	103%	120%	101%	98%
Q4	125%	116%	93%	128%	70%
Q5 (Lowest)	174%	139%	107%	181%	48%

Stock prices with lowest return on equity appreciated the most

Companies with less healthy balance sheets appreciated the most

Russell 3000 - Performance from December 31, 2010 to March 31, 2011

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	5.7%	6.2%	6.5%	8.9%	7.0%
Q2	3.7%	5.1%	6.9%	4.2%	6.5%
Q3	7.2%	7.0%	6.5%	7.2%	7.3%
Q4	6.5%	7.0%	5.2%	5.7%	6.7%
Q5 (Lowest)	8.9%	7.3%	6.6%	5.4%	4.5%

Source: Factset Research Systems, March 31, 2011

III. The Environment For Dividends

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields and Components of Equity Returns are Reversing Trends of the Prior Two Decades

S&P 500 Yields Remain Below Historic Average


S&P 500 Dividend Yield Remains Below Historic Average
Average Since 1900 = 4.3%; December 31, 2010 = 1.8%
16%
14%
12%
10%
8%
6%
4%
2%
0%
'00 '05 '10 '15 '20 '25 '30 '35 '40 '45 '50 '55 '60 '65 '70 '75 '80 '85 '90 '95 '00 '05 '10

Return Analysis by Decade

S&P 500 Total Return: Price and Dividend Contribution

	Total Return	Price Appreciation	Income Return	As a Share of Total Return: Price App.	Div. Income
1930's	0.1%	(5.3%)	5.7%	na	na
1940's	8.9%	3.0%	5.7%	33.5%	64.5%
1950's	18.5%	13.6%	4.7%	72.0%	24.7%
1960's	7.7%	4.4%	3.1%	57.2%	41.0%
1970's	5.8%	1.6%	4.1%	27.9%	71.1%
1980's	17.2%	12.6%	4.1%	73.2%	23.8%
1990's	18.0%	15.3%	2.3%	85.1%	12.9%
2000's	(0.9%)	(2.7%)	1.8%	na	na
2010	11.8%	10.5%	1.3%	87.7%	11.1%
2000-2010	6.3%	4.3%	1.9%	68.1%	30.6%
1930-2010	8.2%	5.1%	3.9%	55.5%	42.3%

Source: Ibbotson, Robert Shiller, Factset, Morgan Stanley Research

Source: Bank of America/Merrill Lynch, November 2010

Dividends are an Important Driver of Long-Term Returns

S&P 500



S&P 500 Total Return
S&P 500 Price Return
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
12/84
12/86
12/88
12/90
12/92
12/94
12/96
12/98
12/00
12/02
12/04
12/06
12/08
12/10
1,488
793

Source: Bloomberg and Sit Investment Associates

Dividends are an Important Driver of Long-Term Returns

S&P 500



Source: Bloomberg and Sit Investment Associates

Travelers



Source: FactSet and Sit Investment Associates

Emerson Electric



NextEra Energy



Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy

Dividend Paying Stocks vs. Non-Dividend Paying Stocks in S&P 500


10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 9.2% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 2.3% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 7.6% *
73
76
79
82
85
88
91
94
97
00
03
06
09

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly

	December 1973 to March 2011		
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*	Difference
Median Ann. Return When Real Annualized Q/Q GDP is Greater Than 3.0%**	18.1%	20.2%	-2.1%
Median Ann. Return When Real Annualized Q/Q GDP is Less Than 3.0%**	12.8%	2.2%	10.6%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted
** Average annualized Q/Q US real GDP growth during the period = 3.0%

Source: Ned Davis Research and Sit Investment Associates, March 31, 2011

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #[illegible]).

An Economic Recovery will be Constrained by Structural Factors




US Personal Savings Rate


%
%
GOVERNMENT DEBT AS % OF GDP*
U.S.
80
70
60
50
40
© BCA Research 2010
1990
1994
1998
2002
2006
2010
2014
* SOURCE: IMF


Share of Unemployed Described as 'Permanent' Job Loss
60%
55%
50%
45%
40%
35%
30%
25%
20%
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1995
1997
1999
2001
2003
2005
2007
2009

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics, December 2009

Relative Performance of High Dividend Yield and High Dividend Growth

Relative performance of high dividend yield and high dividend growth



High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Source: BAS ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Source: Merrill Lynch, December 2009

Growth Matters more than Level of the Dividend

Average Relative Return by Quintile of Dividend Yield
and Change in Dividend per Share
June 1969 - November 2010

Dividend Yield	Increase in Dividend per Share: Highest	Q2	Q3	Q4	Lowest
Highest	2.7%	2.5%	3.9%	2.7%	1.4%
Q2	9.8%	5.3%	8.7%	7.0%	1.6%
Q3	10.9%	5.2%	0.8%	0.3%	(2.1%)
Q4	6.1%	2.2%	2.0%	(1.4%)	(2.1%)
Lowest	1.3%	2.2%	(2.7%)	(4.8%)	(5.6%)

Source: Factset, Morgan Stanley Research Note: Annualized 3-Month Returns

Source: Morgan Stanley Research, January 3, 2011

Risk Reward Historically Most Attractive in "Quintile 2"

Quintile 2 has offered the highest total return and the lowest downside risk

Average annual returns vs. downside risk of quintiles by dividend yield in the Russell 1000, 1987 to 2010



Quintile 2
Quintile 1 (High)
Quintile 3
No Dividend
Quintile 5 (Low Dividend)
Quintile 4

Source: BofA Merrill Lynch US Quantitative Strategy

December 31, 2009 - March 31, 2011

[illegible]	[illegible]		[illegible]		[illegible]		
[illegible]	Average Weight	Total Return	Average Weight	Total Return	[illegible]	[illegible]	Total Effect
Quintile 1 (Highest Dividend Yield)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Quintile 2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Quintile 3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Quintile 4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Quintile 5 (Lowest Dividend Yield)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

[illegible]

Source: Bank of America/Merrill Lynch, September 28, 2010 and Factset Research Systems, December 31, 2010

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends

Net Debt-to-Market Capitalization
Top 1,500 Stocks (Ex-Financials)



50%
40%
30%
20%
10%
0%
Average
64
67
70
73
76
79
82
85
88
91
94
97
00
03
06
09

Cash-to-Market Capitalization
Top 1,500 Stocks (Ex-Financials)



14%
12%
10%
6%
4%
2%
Average
64
67
70
73
76
79
82
85
88
91
94
97
00
03
06
09

Source: Morgan Stanley, January 3, 2011

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #1[illegible]).

U.S. Companies Should Deploy Excess Cash

S&P 500 Surplus Free Cash Flow ($bn)


Surplus FCF ($bn) (lhs)
Surplus FCF per share (rhs)

Uses of free cash flow as a share of total


Acquisitions
Share Repurchases
Dividend

S&P 500 announced and completed buybacks, 1Q08-4Q10



Most of capex has been maintenance capex: S&P 500 Capex/D&A (trailing 4 qtrs) 1995-now



Source: Bank of America/Merrill Lynch, December 8, 2010

Mean Reversion Expected for Payouts and Yields

Dividend Payout Ratio (1900 – Present) (*Shading Denotes Trading Range*)



160%
140%
120%
100%
80%
60%
40%
20%
0%
Avg. 55%
Avg. 72%
Avg. 47%
Avg. 38%
00
10
20
30
40
50
60
70
80
90
00
10

Note: EPS based on GAAP from 1900-77 and Pro forma from 1978-present
Sources: BofA ML US Equity Strategy, Cowles commission, S&P

S&P 500 Dividend Yield



12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Avg. 3.9%
00 05 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 00 05 10

Source: BofA Merrill Lynch Global Research, Cowles commission, Standard & Poors

Source: The Wall Street Journal, November 2010

S&P 500 Dividends and Share Buybacks Since 2000


% Change from Year Earlier
S&P Dividends
S&P Share Buybacks
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
5
-6
0
5
13
35
36
40
-30
-43
51
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
Dividends
Buybacks

Dividends are likely to gain favor over buybacks:

- Credit crisis demonstrates how "excess capital" for buybacks can be temporary
- Investors are likely to demand higher dividends given the likelihood of modest returns for equities

Source: March 31, 2011 Standard & Poors and Sit Investment Associates, Inc.

Demographic Trends

Demographics argue for an increase in demand for yield
Percentage of US population older than 65



Bonds have seen record inflows since 2007, suggesting a growing demand for safe income (cumulative flows to equities and bonds in $bn)


Bonds

The proportion of assets in equity income funds has been *decreasing*
Total return funds as % of equity funds, '88 to '10



Source: Bank of America/Merrill Lynch, September 28, 2010

Diversification is Important, Even Among Dividend Paying Stocks


iShares Total Return Dow Jones US Financial Sector
*Note: Current level is 47% of peak
2007
2008
2009
2010


iShares Total Return Dow Jones US Real Estate Sector
2007
2008
2009
2010

Yields have declined in "traditional" dividend paying sectors

US 10 Year Yield vs. Median Dividend Yield of 20 Largest US Utility Companies


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Dividend Yield
US 10 Yr Treasury Yield

Annualized Earnings Growth of the 20 Largest US Utility Companies


5%
4%
3%
2%
1%
0%
1.7%
2.0%
1990 to 1999
2000 to 2009

Source: FactSet and Sit Investment Associates, March 31, 2011

Capital Goods (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential



Net Debt to Capitalization
50%
40%
30%
20%
10%
0%
56%
26%
2000
Now



Free Cash Flow ($ Million)
$2,500
$2,000
$1,500
$1,000
$500
$0
$771
$1,986
2000
Now



Sales per Employee ($ Thousand)
$300
$250
$200
$150
$100
$50
$0
$190
$285
2000
Now



Trough Trailing 4 Quarter Operating Margin
12%
10%
8%
6%
4%
2%
0%
5.8%
10.1%
2002 Downturn
2008 Downturn

Source: FactSet Research Systems, March 31, 2011

Technology (Largest 30 Companies in U.S.)

Structural Improvement in Fundamentals Enhances Dividend Potential

Net Debt to Capitalization



Free Cash Flow ($ Million)



Sales per Employee ($ Thousand)



Dividend Yields for Select Technology Companies

Company	Div Yield	ROE	Net Debt/ Cap	PE Ratio
Automatic Data Processing Inc.	3.0%	21%	-22%	19x
Intel Corp.	2.9%	26%	-28%	11x
Linear Technology Corp.	2.6%	N/A	9%	15x
Microsoft Corp.	2.3%	44%	-34%	11x
Analog Devices Inc.	2.3%	25%	-44%	14x
Ericsson ADR	2.2%	8%	-32%	13x
Applied Materials Inc.	1.8%	13%	-31%	12x
Accenture PLC	1.7%	65%	-143%	15x
International Business Machines Corp.	1.6%	65%	33%	12x
QUALCOMM Inc.	1.4%	16%	-40%	18x
Average:	2.2%	31%	-37%	14x

Source: FactSet Research Systems, March 31, 2011

Corporations Now Refocusing on Dividends Relative to the 1990's



Number of Dividend Payers
Within the S&P 500
480
460
440
420
400
380
360
340
320
300
469
351
373



S&P500 LTM Dividends and Operating Earnings per Share, Y/Y Growth*
10%
0%
-10%
100%
75%
50%
0%
-75%
Dec-90
Dec-95
Dec-00
Dec-05
Dec-10
Dividend Growth (L)
Operating Earnings Growth (R)

* Using estimated 4Q10 operating earnings

Source: Standard & Poors, Sit Investment Associates, Inc., March 31, 2011

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time
- Dividends will make up a significant portion of overall returns in a low return, slow growth environment
- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions
- Dividend payments signal prudent capital management, which is particularly important when capital is scarce. Dividends/ dividend growth signals confidence (to investors) in current/ future cash flows
- Demographics (i.e., aging population) point to a preference for income-generating securities
- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital
- Sustainability of dividends/ dividend growth must be assessed on the basis of earnings stability, cash flow, and balance sheet strength.

IV. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of .90 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (<u>both</u> growth and value)
- Over 55% of holdings in SIA growth portfolios
- 97% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts. ADR's account for 12.9% of the portfolio
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's), and market capitalizations.
- Equal proportion of <u>dividend growth</u> companies and <u>higher yielding</u> securities

Dividend Growth Portfolios

What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth portfolios. We look for:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - High current dividend yield or potential for significant dividend increases over time;
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Consistency of earnings, cash flow generation

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

March 31, 2011

Yield-Oriented

Total	51%			
Average		3.7%	51%	8%
Median		3.5%	49%	9%

Growth-Oriented

Total	49%			
Average		1.8%	30%	13%
Median		1.6%	37%	13%

Source: FactSet Research Systems

Dividend Yield-Oriented Stock Examples

Diageo PLC ADR (DEO - $46.3B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and market

- ⇨ Company has successfully reinvested in its fastest growing brands in order to generate high and consistent single-digit organic growth.
- ⇨ Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- ⇨ Stock's valuation is below peer group, despite superior growth and dividend yield.
- ⇨ With significant restructuring behind the company and raw material costs falling, margins and cash flow should improve in '09 and '10.
- ⇨ 3.1% dividend yield, 5% free cash flow yield, 15x 2011 EPS

PartnerRe Limited (PRE - $5.9B Market Cap)

Bermuda-based reinsurer that underwrites all major property and casualty business lines, including property, casualty, motor, agriculture, marine, space, aviation, and life/annuity and health.

- ⇨ PRE has posted the strongest book value growth and best combined ratios in its peer group over the past 10 years
- ⇨ Reinsurance demand is increasing due to declines in primary insurers' capital base due to catastrophes and investment losses. PRE's AA rating will allow the company to gain share from weakened competitors.
- ⇨ Conservative reserving and investment portfolio reduced both earnings and book value volatility.
- ⇨ Underwriting strength in multiple lines of business allows management to effectively allocate capital as profitable opportunities arise across businesses.
- ⇨ 2.8% dividend yield, 8x 2011 EPS, 0.9x trailing book value.

Snap-On (SNA - $3.0B Market Cap)

Snap-On is a manufacturer of tools, diagnostics, equipment, and software for professional tool and equipment users. About 70% of the company's business is tied to vehicle aftermarket/repair.

- ⇨ Vehicle service is entering a secular growth stage based on a steadily increasing age (nearly 10 years) of vehicles. Growing sophistication of vehicles requires mechanics' use of increasingly advanced diagnostics and repair tools.
- ⇨ SNA is the preferred choice and dominant provider for technicians, with three times the market share of the nearest competitor
- ⇨ Management's initiatives to improve the company's cost structure have resulted in a more than a doubling of margins and earnings since 2004.
- ⇨ Investments (acquisitions, sales offices) in emerging markets should pay off as the global economy recovers
- ⇨ 2.4% dividend yield, 14x 2011 EPS, 4% FCF yield

Dividend Growth-Oriented Stock Examples

Accenture Ltd. (ACN - $27.9B Market Cap)

Accenture is a global management consulting, technology services and outsourcing company. The company serves clients in more than 120 countries.

- Industry-leading position based on its people assets, strong client relationships, and global reach.
- Strong demand for outsourcing services provides stability.
- Growth prospects will improve as the global economy stabilizes and discretionary spending returns, particularly in consulting.
- Management's focus on controlling expenses has led to margin improvement.
- 2.0% dividend yield, 12% free cash flow yield, 14x 2011 EPS, $8 net cash/share

Expeditors International (EXPD- $10.5B Market Cap)

EXPD is a non-asset based multimodal transportation and logistics provider, with expertise in customs brokerage, ocean freight, and air.

- Largely due to the fact that the company owns no transportation assets, EXPD's margins, ROIC, and earnings stability are exceptional.
- Beneficiary of global trade, emerging markets, and complex supply chains.
- Flexible business model allows the company to grow volumes in a strong economy and expand margins in weak economy, as the company is able to purchase transport capacity at lower costs.
- The company has a unique, entrepreneurial culture, a key factor that has driven 20%+ EPS growth rates (all organic) over the past 10 years.
- 0.8% dividend yield, 28x 2011 EPS, 10% FCF yield, $5.00 net cash/share

Owens & Minor (OMI - $1.8B Market Cap)

OMI is the largest medical surgical distributor with a focus on the acute care market. The company distributes everything from bandages and gloves to higher end equipment and technical surgical supplies.

- Predictable revenue growth driven by demographics, adding SKUs, and market share gains.
- Heavy investment in IT infrastructure has led to share gains and consistent margin improvement.
- Purchase of McKesson unit, along with recent move into logistics and consulting should improve margins over time.
- OMI has paid a dividend since the inception of the company in 1930, and has raised the dividend nine consecutive years.
- 2.5% yield, 10% free cash flow yield, 14x 2011 EPS

Sit Dividend Growth Fund

March 31, 2011

(Medians)

	Valuation			Dividends		
	NTM P/E	Free Cash Flow Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	14.4x	6.1%	2.3%	8.2%	9.4%	35%
S&P 500 Index	15.0x	5.7%	1.4%	2.4%	7.2%	23%
Russell 1000 Growth Index	16.7x	4.9%	0.7%	4.9%	9.1%	14%
Russell 1000 Value Index	15.2x	5.3%	1.4%	1.3%	4.7%	23%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'10-'11 EPS Growth	Long Term Growth	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	9.7	13%	10%	16.1%	10.6%	13.6%
S&P 500 Index	18.4	12%	11%	11.9%	8.3%	17.8%
Russell 1000 Growth Index	19.6	15%	13%	12.7%	8.3%	12.5%
Russell 1000 Value Index	24.1	10%	10%	9.1%	6.0%	23.6%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Dividend Growth Fund

March 31, 2011

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2011 P/E Ratio
CHEVRON CORP	ENERGY MINERALS	$ 8,750	3.3%	3.3%	9x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	8,325	3.1%	11.0%	11 x
JPMORGAN CHASE & CO	FINANCE	5,915	2.2%	8.6%	8x
VERIZON COMMUNICATIONS INC	COMMUNICATIONS	5,789	2.2%	4.7%	15 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	5,433	2.1%	7.2%	11 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	5,423	2.0%	13.0%	12 x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	5,384	2.0%	9.3%	14 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	5,286	2.0%	15.3%	17 x
PEPSICO INC/NC	CONSUMER NON-DURABLES	5,127	1.9%	11.7%	13 x
E I DU PONT DE NEMOURS & CO	PROCESS INDUSTRIES	4,057	1.5%	7.3%	13 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	4,004	1.5%	11.7%	14 x
DEERE & CO	PRODUCER MANUFACTURING	3,895	1.5%	9.0%	13 x
WELLS FARGO & CO	FINANCE	3,849	1.5%	9.8%	9x
SNAP-ON INC	CONSUMER DURABLES	3,724	1.4%	13.0%	13 x
ORACLE CORP	TECHNOLOGY SERVICES	3,701	1.4%	13.8%	13 x
FRANKLIN RESOURCES INC	FINANCE	3,621	1.4%	10.0%	13 x
MCDONALDS CORP	CONSUMER SERVICES	3,576	1.4%	9.7%	14 x
ACCENTURE PLC	TECHNOLOGY SERVICES	3,535	1.3%	10.5%	15 x
GENERAL MILLS INC	CONSUMER NON-DURABLES	3,491	1.3%	8.6%	13 x
INTEL CORP	ELECTRONIC TECHNOLOGY	3,441	1.3%	11.3%	9x
PHILIP MORRIS INTERNATIONAL INC	CONSUMER NON-DURABLES	3,432	1.3%	10.0%	13 x
GOODRICH CORP	PRODUCER MANUFACTURING	3,413	1.3%	8.4%	14 x
US BANCORP	FINANCE	3,331	1.3%	7.2%	10 x
MERCK & CO INC	HEALTH TECHNOLOGY	3,304	1.2%	5.3%	9x
WAL-MART STORES INC	RETAIL TRADE	3,217	1.2%	11.2%	11 x
	TOTAL		42.6		

Number of Equity Holdings = 95

NM = non-meaningful, N/A = not applicable

Equity Characteristics

March 31, 2011

	Sit Dividend Growth Fund	S&P 500	Russell 1000 Growth
Earnings Outlook - Strong Growth [1]			
2011 Projected Gain	+12.8%	+14.7%	+15.8%
2012 Projected Gain	+17.5%	+17.3%	+21.3%
5-Year Projected Growth	+10.0%	+10.6%	+13.1%
Dividend Yield			
Total Fund	+2.7%	+1.8%	+1.4%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+12.4%	+12.4%	+14.5%
Weighted Average Price/Earnings Ratio [2]			
FY1 Calendar P/E	14.1x	15.7x	17.8x
FY2 Calendar P/E	12.4x	13.8x	15.3x
Median Price/Earnings Ratio [2]			
FY1 Calendar P/E	14.4x	15.2x	17.0x
FY2 Calendar P/E	12.6x	13.3x	14.5x
Average P/E-to-5-Year Earnings Growth Ratio			
FY1 Calendar PEG	1.6x	2.0x	1.4x
FY2 Calendar PEG	1.5x	1.8x	1.2x
Weighted Average Market Capitalization ($MIL)	70,466	93,339	91,160

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%.
(2) Excludes stocks with P/E ratios over 200x

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Dividend Growth Fund vs. S&P 500
Annualized Dividend, Median Y/Y Growth


16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
Dec-03
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Dividend Growth Fund
S&P 500
10.0%
6.4%

Methodology: Annualized dividend payment based on quarterly dividend paid/announced

Source: FactSet, April 4, 2011

Sit Dividend Growth Fund vs. S&P 500
Weighted Average Dividend Yield
Based on Indicated Annual Dividend Rate


4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sit Dividend Growth Fund
S&P 500
2.5%
1.9%
Dec-03
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11

Source: FactSet, April 4, 2011

Components of Total Return



Dividend Growth Fund
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00



S&P500
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00

Source: Sit Investment Associates, FactSet & Compustat, March 31, 2011

Sit Dividend Growth Stock Selection Emphasis

Key Elements: Current Yield, Liquidity, Balance Sheet and Growth Potential



Backtest: Growth of $100 from Dec. 1985 to Dec. 2010
Universe: 1000 Largest U.S. Stocks, excluding Financials, REITs, Real Estate Development and Investment Trusts
Total Returns are quarterly with quintiles rebalanced quarterly
$2,900
$2,700
$2,500
$2,300
$2,100
$1,900
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
$300
$100
12/85
12/87
12/89
12/91
12/93
12/95
12/97
12/99
12/01
12/03
12/05
12/07
12/09
Quintile 1: $3166
Quintile 2: $1799
Quintile 3: $1106
Quintile 5: $1295
Quintile 4: $1223
Non-Dividend Paying: $1107

The formula for determining quintile placement was based on the following characteristics (relative to the rest of the dividend paying universe):

High Dividend Yield (30%)

Low Dividend Payout Ratio (20%)

High Free Cash Flow Yield (25%)

Low Net Debt to Capital (15%)

High 5 Year Historical Dividend Growth (10%)

Source: Compustat, FactSet Research Systems, and Sit Investment Associates, Inc.

Rotation of Major Industry Weights Over Time
Sit Dividend Growth

PORTFOLIO WEIGHTINGS	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10	09/10	12/10	03/11
NON-ENERGY MINERALS	1.1	1.0	0.9	1.5	1.6	1.5	1.5	1.9	1.4	1.4	1.4	1.6
PRODUCER MANUFACTURING	12.6	11.0	8.1	7.1	7.7	8.6	8.6	9.4	9.7	10.3	9.7	11.5
ELECTRONIC TECHNOLOGY	6.0	7.2	7.7	8.4	9.8	9.8	10.3	10.0	9.8	9.5	9.8	9.6
CONSUMER DURABLES	0.0	0.6	0.7	1.0	1.4	1.5	1.7	1.7	2.2	2.6	4.1	4.0
ENERGY MINERALS	12.0	10.5	10.3	10.1	9.7	9.7	10.2	10.2	9.9	10.2	10.0	10.8
PROCESS INDUSTRIES	0.9	0.7	0.5	0.7	1.3	1.3	1.3	1.1	1.9	2.2	2.3	2.1
HEALTH TECHNOLOGY	12.6	11.1	12.2	12.7	11.0	11.6	11.3	11.3	11.0	9.5	9.4	8.5
CONSUMER NON-DURABLES	10.0	11.6	13.5	12.8	11.1	10.5	10.8	11.1	11.3	10.8	10.5	9.5
INDUSTRIAL SERVICES	4.3	3.6	2.3	2.3	2.5	2.8	2.4	1.9	1.9	2.2	2.4	2.8
COMMERCIAL SERVICES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	4.4	4.2	4.3	4.1	4.8	4.7	5.1	5.6	5.5	5.1	5.7	5.3
HEALTH SERVICES	2.3	2.9	2.9	2.3	2.2	1.9	1.8	1.9	2.1	2.0	1.8	1.9
CONSUMER SERVICES	2.0	2.0	2.4	2.9	2.8	2.5	2.7	2.7	2.2	2.2	2.2	2.1
RETAIL TRADE	1.9	2.7	3.1	3.9	4.3	4.4	4.8	4.6	4.7	4.8	4.7	4.3
TRANSPORTATION	3.3	3.4	3.6	3.7	3.2	3.0	3.0	2.7	2.4	2.5	2.4	2.6
UTILITIES	4.1	3.4	3.9	5.0	4.0	4.1	3.2	2.4	3.1	3.2	3.0	3.4
FINANCE	18.7	20.0	19.1	17.1	18.1	17.9	17.3	17.8	17.4	17.9	17.1	16.0
COMMUNICATIONS	3.9	4.1	4.7	4.6	4.7	4.4	4.3	3.7	3.7	3.7	3.6	3.9
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10	09/10	12/10	03/11
NON-ENERGY MINERALS	1.6	1.1	1.0	1.1	1.1	1.2	1.3	1.3	1.3	1.3	1.5	1.4
PRODUCER MANUFACTURING	8.4	8.3	8.1	7.0	7.1	7.5	7.3	7.9	7.7	8.0	8.2	8.6
ELECTRONIC TECHNOLOGY	10.0	9.5	9.0	10.9	11.1	11.4	11.7	11.2	11.6	11.4	11.2	11.1
CONSUMER DURABLES	1.0	1.2	0.9	0.8	1.0	1.1	1.1	1.2	1.2	1.2	1.4	1.3
ENERGY MINERALS	12.1	10.3	11.6	11.3	10.3	9.6	9.5	9.1	9.0	9.0	9.6	10.7
PROCESS INDUSTRIES	2.6	2.6	2.4	2.7	2.5	2.6	2.7	2.5	2.5	2.6	2.7	2.7
HEALTH TECHNOLOGY	10.1	11.1	12.6	13.2	12.1	11.1	10.6	10.0	9.9	9.5	8.8	8.5
CONSUMER NON-DURABLES	8.3	9.7	9.8	9.5	9.2	8.9	9.0	9.0	9.4	9.3	8.8	8.4
INDUSTRIAL SERVICES	4.0	2.9	2.0	2.0	2.1	2.3	2.3	2.2	2.2	2.2	2.6	2.9
COMMERCIAL SERVICES	1.0	1.0	0.9	1.0	1.0	1.0	1.0	1.1	1.0	1.0	1.0	1.0
TECHNOLOGY SERVICES	5.9	5.9	5.6	6.5	6.7	6.5	7.3	6.6	6.1	6.4	6.5	6.3
HEALTH SERVICES	1.8	2.0	2.2	2.2	2.2	2.1	2.3	2.3	2.3	2.2	2.2	2.3
CONSUMER SERVICES	4.1	4.0	4.3	4.0	4.3	4.4	4.7	5.2	5.4	5.4	5.3	5.4
RETAIL TRADE	5.2	5.6	5.9	6.7	6.2	6.1	6.0	6.2	5.9	6.1	6.0	5.7
TRANSPORTATION	2.1	2.3	2.2	2.1	2.0	2.0	2.1	1.9	1.9	2.0	2.0	2.0
UTILITIES	4.5	3.9	4.4	4.5	4.4	4.0	4.0	3.4	3.7	3.8	3.4	3.3
FINANCE	14.1	15.5	13.0	10.5	13.0	14.9	13.8	16.2	16.0	15.3	15.6	15.3
COMMUNICATIONS	3.3	3.1	3.8	4.0	3.5	3.2	3.2	2.8	3.1	3.3	3.2	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Dividend Growth

March 31, 2011

NON-ENERGY MINERALS	$000	% EQUITY
BHP BILLITON ADR	2,292	0.9
FREEPORT-MCMORAN COPPER & GOLD	1,911	0.7
		1.6

PRODUCER MANUFACTURING	$000	% EQUITY
UNITED TECHNOLOGIES CORP	4,004	1.5
DEERE & CO	3,896	1.5
GOODRICH CORP	1,411	1.1
EMERSON ELECTRIC CO	1,077	1.2
GENERAL ELECTRIC CO	2,996	1.1
COOPER INDUSTRIES PLC	2,810	1.1
3M CO	2,627	1.0
EATON CORP	2,279	0.9
AUTOLIV INC	2,147	0.8
ABB LTD - ADR	1,952	0.7
RAYTHEON CO	1,180	0.4
		11.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	8,115	1.1
QUALCOMM INC	5,286	2.0
INTEL CORP	1,441	1.1
LINEAR TECHNOLOGY CORP	2,482	0.9
APPLIED MATERIALS INC	2,224	0.8
BROADCOM CORP	2,201	0.8
TE CONNECTIVITY LTD	1,421	0.5
		9.6

CONSUMER DURABLES	$000	% EQUITY
SNAP-ON INC	1,724	1.4
STANLEY BLACK & DECKER INC	2,111	0.9
TUPPERWARE BRANDS CORP	1,964	0.7
GENERAL MTRS CO SERIES B	1,846	0.7
POLARIS INDUSTRIES INC	808	0.3
		4.0

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	8,730	1.1
OCCIDENTAL PETROLEUM CORP	5,411	2.0
MARATHON OIL CORP	1,097	1.1
APACHE CORP	1,077	1.1
TOTAL S A ADR	2,799	1.1
EQT CORP	2,116	0.8
MURPHY OIL CORP	1,866	0.7
SASOL LTD - ADR	1,449	0.5
		10.8

PROCESS INDUSTRIES	$000	% EQUITY
EI DUPONT DE NEMOURS & CO	4,067	1.5
SCOTTS MIRACLE GRO CO	1,579	0.6
		2.1

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	5,411	2.1
MERCK & CO INC	1,104	1.2
ABBOTT LABORATORIES	1,006	1.1
BAXTER INTERNATIONAL INC	2,581	1.0
BECTON DICKINSON AND CO	2,580	1.0
TEVA PHARMACEUTICAL INDS ADR	2,012	0.8
MEDTRONIC INC	1,999	0.8
COVIDIEN PLC	1,491	0.6
		8.5

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	5,184	2.0
PEPSICO INC INC	5,127	1.9
GENERAL MILLS INC	1,491	1.1
PHILIP MORRIS INTERNATIONAL INC	1,412	1.1
DIAGEO PLC ADR	2,717	1.0
NIKE INC	1,910	0.7
COLGATE-PALMOLIVE CO	1,874	0.7
GUESS INC	1,338	0.5
		9.5

INDUSTRIAL SERVICES	$000	% EQUITY
HALLIBURTON CO	2,846	1.1
NATIONAL OILWELL VARCO INC	2,798	1.1
SEADRILL LTD	1,724	0.7
		2.8

TECHNOLOGY SERVICES	$000	% EQUITY
ORACLE CORP	1,701	1.4
ACCENTURE PLC	1,515	1.1
MICROSOFT CORP	1,214	1.2
AUTOMATIC DATA PROCESSING INC	1,919	0.7
SYNTEL INC	1,697	0.6
		5.1

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	1,992	0.8
PHARMACEUTICAL PROD DEV INC	1,776	0.7
OWENS & MINOR INC	1,341	0.5
		1.9

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	1,576	1.4
PEARSON PLC ADR	1,914	0.7
		2.1

RETAIL TRADE	$000	% EQUITY
WAL-MART STORES INC	2,217	1.2
TARGET CORP	2,516	1.0
HOME DEPOT INC	2,018	0.8
CATO CORP	1,967	0.7
TJX COS INC	1,711	0.7
		4.1

TRANSPORTATION	$000	% EQUITY
UNITED PARCEL SERVICE INC	2,804	1.1
UNION PACIFIC CORP	2,675	1.0
EXPEDITORS INTL WASH INC	1,467	0.6
		2.6

UTILITIES	$000	% EQUITY
KINDER MORGAN HOLDCO LLC	2,988	1.1
NEXTERA ENERGY INC	2,679	1.0
WISCONSIN ENERGY CORP	1,751	0.7
UGI CORP	1,588	0.6
		3.4

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	5,995	2.2
WELLS FARGO & CO	3,869	1.5
FRANKLIN RESOURCES INC	3,681	1.4
US BANCORP	2,751	1.1
ACE LTD	2,804	1.1
AMERIPRISE FINANCIAL INC	2,716	1.0
PARTNERRE LTD	2,701	1.0
KAYNE ANDERSON MLP INVSM	2,666	1.0
M&T BANK CORP	2,287	0.9
MARSH & MCLENNAN COS INC	2,111	0.9
TRAVELERS COS INC THE	2,235	0.8
NORTHWEST BANCSHARES INC	1,885	0.7
TORTOISE ENERGY CAPITAL CORP	1,806	0.7
PRUDENTIAL FINANCIAL INC	1,551	0.6
PENNANTPARK INVESTMENT CORP	1,419	0.5
APOLLO INVESTMENT CORP	1,249	0.5
		16.0

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS INC	5,789	2.2
ROGERS COMMUNICATIONS INC	2,461	0.9
MILLICOM INTL CELLULAR SA	2,068	0.8
		3.9

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of March 31, 2011

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Minerals	1.6	1.4	0	1.9	0	1.0	0
Producer Manufacturing	11.5	8.6	+	11.3	0	6.1	++
Electronic Technology	9.6	11.1	-	18.8	--	2.5	++
Consumer Durables	4.0	1.3	+	1.7	+	1.2	+
Energy Minerals	10.8	10.7	0	8.9	+	11.3	0
Process Industries	2.1	2.7	0	3.2	-	3.0	0
Health Technology	8.5	8.5	0	7.4	+	10.2	-
Consumer Non-Durables	9.5	8.4	+	7.9	+	7.5	+
Industrial Services	2.8	2.9	0	3.3	0	2.9	0
Commercial Services	0.0	1.0	0	1.8	-	0.9	0
Technology Services	5.3	6.3	0	10.2	--	2.1	++
Health Services	1.9	2.3	0	2.4	0	2.4	0
Consumer Services	2.1	5.4	--	5.6	--	5.6	--
Retail Trade	4.3	5.7	-	8.1	--	2.9	+
Transportation	2.6	2.0	0	1.9	0	1.9	0
Utilities	3.4	3.3	0	0.1	++	6.9	--
Finance	16.0	15.3	0	4.6	++	26.3	--
Communications	3.9	3.1	0	0.9	+	5.2	-
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**75%**		**65%**		**55%**	

Portfolio Market Capitalization Summary

Sit Dividend Growth

March 31, 2011

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CHEVRON CORP	81,400	86.18	107.49	1.1	115,781
MICROSOFT CORP	116,600	17.07	15.19	1.1	111,116
GENERAL ELECTRIC CO	149,400	19.51	10.05	1.1	111,899
INTL BUSINESS MACHINES CORP	51,050	115.19	161.07	1.1	198,870
JPMORGAN CHASE & CO	118,100	40.96	46.10	1.1	181,640
WAL-MART STORES INC	61,800	51.18	51.05	1.1	181,717
PROCTER & GAMBLE CO	87,400	61.11	61.60	1.0	171,518
ORACLE CORP	110,700	16.05	11.41	1.4	169,186
WELLS FARGO & CO	111,000	18.69	11.71	1.5	167,416
JOHNSON & JOHNSON	91,700	61.44	59.15	1.1	161,161
BHP BILLITON ADR	11,900	70.95	95.88	0.9	161,000
TOTAL S.A. ADR	45,900	56.18	60.97	1.1	147,158
PHILIP MORRIS INTERNATIONAL INC	51,100	51.19	65.61	1.1	117,946
INTEL CORP	170,500	10.14	10.18	1.1	110,748
VERIZON COMMUNICATIONS INC	150,100	11.10	18.54	1.1	107,911
PEPSICO INC NC	79,600	61.74	64.41	1.0	101,085
MERCK & CO INC	100,100	15.10	11.01	1.1	101,777
QUALCOMM INC	96,400	46.45	54.81	1.0	90,117
OCCIDENTAL PETROLEUM CORP	51,900	85.91	104.49	1.1	84,917
MCDONALDS CORP	47,000	69.68	76.09	1.4	79,185
UNITED TECHNOLOGIES CORP	47,100	71.16	84.65	1.5	77,979
ABBOTT LABORATORIES	61,700	49.11	49.05	1.1	75,909
3M CO	18,100	81.14	91.50	1.0	66,554
HOME DEPOT INC	55,000	11.14	17.06	0.8	60,114
ABB LTD - ADR	80,700	10.81	14.19	0.7	55,818
UNITED PARCEL SERVICE INC	18,000	66.45	74.11	1.1	54,644
FREEPORT-MCMORAN COPPER & GOLD	14,400	51.17	55.55	0.7	51,161
EI DU PONT DE NEMOURS & CO	71,800	44.51	54.97	1.5	50,911
US BANCORP	116,800	14.74	16.41	1.1	50,889
APACHE CORP	11,500	104.01	110.91	1.1	50,110
UNION PACIFIC CORP	17,100	74.10	98.11	1.0	48,146
DIAGEO PLC ADR	15,600	71.40	76.11	1.0	47,691
TEVA PHARMACEUTICAL INDS ADR	40,100	51.49	50.17	0.8	47,141
HALLIBURTON CO	57,100	15.56	49.84	1.1	45,511
EMERSON ELECTRIC CO	51,600	51.75	58.41	1.1	44,067
MEDTRONIC INC	50,800	18.17	19.15	0.8	41,080
DEERE & CO	40,100	69.00	96.89	1.5	40,796
COLGATE-PALMOLIVE CO	11,100	74.61	80.76	0.7	19,609
MARATHON OIL CORP	58,100	18.85	51.11	1.1	17,898
SASOL LTD - ADR	15,000	46.11	57.95	0.6	17,186
ACCENTURE PLC	64,100	44.45	54.97	1.1	15,691
TARGET CORP	50,100	50.40	50.01	1.0	14,660
NATIONAL OILWELL VARCO INC	15,100	56.01	79.17	1.1	11,778
BAXTER INTERNATIONAL INC	48,000	51.11	51.77	1.0	10,851
PRUDENTIAL FINANCIAL INC	15,100	57.47	61.58	0.6	19,891
NIKE INC	15,500	74.44	75.70	0.7	19,410
FRANKLIN RESOURCES INC	18,950	106.44	125.08	1.4	17,901

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
COVIDIEN PLC	18,700	51.196	51.940	0.6	15,660
TRAVELERS COS INC/THE	17,400	51.017	59.480	0.8	15,619
AUTOMATIC DATA PROCESSING INC	17,400	41.999	51.110	0.7	15,471
GENERAL MILLS INC	96,500	34.187	36.550	1.1	11,114
NEXTERA ENERGY INC	48,600	51.117	55.110	1.0	11,101
ACE LTD	41,500	56.411	64.700	1.1	11,710
KINDER MORGAN HOLDCO LLC	100,800	10.911	19.640	1.1	10,966
APPLIED MATERIALS INC	141,400	11.991	15.610	0.8	10,609
MCKESSON CORP	15,100	61.991	79.050	0.8	10,099
TJX COS INC	34,800	41.501	49.710	0.7	19,178
BROADCOM CORP	55,900	19.151	19.180	0.8	19,116
EATON CORP	41,100	51.519	55.440	0.9	18,896
RAYTHEON CO	11,100	48.155	50.870	0.4	18,198
BECTON DICKINSON AND CO	11,400	77.104	79.610	1.0	17,606
MARSH & MCLENNAN COS INC	77,600	15.504	19.810	0.9	16,119
ROGERS COMMUNICATIONS INC	67,600	11.486	16.400	0.9	16,014
SEADRILL LTD	47,800	17.461	16.070	0.7	15,990
TE CONNECTIVITY LTD	40,800	10.951	14.810	0.5	15,511
AMERIPRISE FINANCIAL INC	44,800	49.611	61.080	1.0	15,045
PEARSON PLC ADR	107,500	15.056	17.800	0.7	14,474
MURPHY OIL CORP	15,400	59.851	71.410	0.7	14,100
STANLEY BLACK & DECKER INC	10,100	66.019	76.600	0.9	11,811
GOODRICH CORP	19,900	78.011	85.510	1.1	10,706
COOPER INDUSTRIES PLC	41,100	49.865	64.900	1.1	10,700
M&T BANK CORP	16,100	86.668	88.470	0.9	10,646
EXPEDITORS INTL WASH INC	19,158	44.161	50.150	0.6	10,614
MILLICOM INTL CELLULAR SA	11,400	89.587	96.170	0.8	10,488
LINEAR TECHNOLOGY CORP	77,800	11.171	11.610	0.9	7,619
EQT CORP	41,400	18.961	49.900	0.8	7,455
WISCONSIN ENERGY CORP	57,400	16.688	10.500	0.7	7,119
AUTOLIV INC	10,175	75.851	74.110	0.9	6,618
PARTNERRE LTD	14,100	75.168	79.140	1.0	5,151
SCOTTS MIRACLE GRO CO	17,100	50.145	57.850	0.6	1,814
TUPPERWARE BRANDS CORP	11,900	41.850	59.710	0.7	1,716
UGI CORP	48,100	18.185	11.900	0.6	1,666
GUESS INC	11,100	18.969	19.150	0.5	1,611
SNAP-ON INC	61,000	46.704	60.060	1.4	1,510
PHARMACEUTICAL PROD DEV INC	64,100	17.116	17.700	0.7	1,191
POLARIS INDUSTRIES INC	9,180	71.904	87.010	0.1	1,961
APOLLO INVESTMENT CORP	101,500	9.440	11.060	0.5	1,159
KAYNE ANDERSON MLP INVSM	81,600	17.047	11.670	1.0	1,101
SYNTEL INC	11,500	41.160	51.110	0.6	1,180
OWENS & MINOR INC	41,150	17.917	11.480	0.5	1,070
NORTHWEST BANCSHARES INC	147,100	11.191	11.540	0.7	1,169
CATO CORP	79,700	11.167	14.500	0.7	677
TORTOISE ENERGY CAPITAL CORP	64,700	14.415	18.110	0.7	546
PENNANTPARK INVESTMENT CORP	110,700	10.600	11.910	0.5	411

WEIGHTED AVERAGE:	70,466
UNWEIGHTED AVERAGE:	50,715
MEDIAN:	16,776

Sit Dividend Growth

Portfolio Free Cash Flow Yield Summary*

March 31, 2011

ISSUE DESCRIPTION	BETA	$FCF	Ent Value	FCF Yield	DVD Yield	Total Yield
Cato Corp (Cl A)	0.74	69	533	13.0	3.0	16.0
Intel Corp	1.30	11,485	88,892	12.9	3.6	16.5
Microsoft Corp	1.21	23,156	185,048	12.5	2.5	15.0
Autoliv Inc	0.85	688	6,869	10.0	2.2	12.2
Owens & Minor Inc	0.51	212	2,143	9.9	2.5	12.3
Johnson & Johnson	2.05	14,001	152,853	9.2	3.6	12.8
Applied Materials Inc	0.84	1,636	17,949	9.1	1.8	10.9
Raytheon Co	0.45	1,623	18,283	8.9	2.9	11.8
Abbott Laboratories	1.14	7,721	89,016	8.7	3.6	12.3
Freeport-McMoRan Copper & Gold Inc	0.72	4,861	56,569	8.6	1.8	10.4
Polaris Industries Inc	0.31	242	2,848	8.5	2.1	10.6
Verizon Communications Inc	2.19	16,905	202,425	8.4	5.1	13.4
Accenture PLC	1.34	2,607	31,420	8.3	1.6	9.9
Merck & Co Inc	1.25	9,144	110,313	8.3	4.6	12.9
McKesson Corp	0.75	1,710	20,953	8.2	0.9	9.1
Medtronic Inc	0.76	3,629	49,289	7.4	2.3	9.6
Becton Dickinson & Co	0.97	1,310	18,249	7.2	2.1	9.2
Linear Technology Corp	0.94	540	7,633	7.1	2.9	9.9
International Business Machines Corp	3.14	15,364	218,478	7.0	1.6	8.6
Questar Inc	0.46	223	3,286	6.8	2.0	8.8
ABB Ltd ADS	0.74	3,357	49,610	6.8	2.0	8.8
TJX Cos	0.65	1,269	18,833	6.7	1.2	7.9
Broadcom Corp	0.83	1,262	18,752	6.7	0.9	7.6
Millicom International Cellular S A	0.78	775	11,561	6.7	2.7	9.4
Teva Pharmaceutical Industries Ltd ADS	0.76	3,426	51,229	6.7	1.5	8.2
Target Corp	0.95	3,183	49,737	6.4	2.0	8.4
TE Connectivity Ltd	0.54	1,077	17,071	6.3	1.8	8.1
Occidental Petroleum Corp	2.05	5,409	86,031	6.3	1.8	8.0
Automatic Data Processing Inc	0.72	1,527	24,291	6.3	2.8	9.1
Pharmaceutical Product Development Inc	0.67	185	2,954	6.3	2.2	8.4
Tupperware Brands Corp	0.74	243	3,902	6.2	2.0	8.2
Nike Inc (Cl B)	0.73	2,081	33,437	6.2	1.6	7.9
Colgate-Palmolive Co	0.71	2,661	42,907	6.2	2.6	8.8
Rogers Communications Inc (Cl B)	0.93	1,792	29,063	6.2	3.9	10.1
Baxter International Inc	0.97	2,040	33,087	6.2	2.3	8.5
3M Co	0.99	4,083	67,914	6.0	2.4	8.4
Deere & Co	1.47	3,725	62,085	6.0	1.4	7.4
United Technologies Corp	1.51	5,041	86,071	5.9	2.0	7.9
Oracle Corp	1.40	9,507	162,308	5.9	0.6	6.4
General Electric Co	1.13	35,819	617,367	5.8	2.8	8.6

ISSUE DESCRIPTION	BETA	$FCF	Ent Value	FCF Yield	DVD Yield	Total Yield
BHP Billiton Ltd ADS	0.87	15,369	274,441	5.6	1.9	7.5
E I DuPont de Nemours & Co	1.53	3,051	55,595	5.5	3.0	8.5
Chevron Corp	3.31	11,747	214,614	5.5	2.7	8.2
Covidien PLC	0.56	1,587	29,079	5.5	1.5	7.0
Murphy Oil Corp	0.70	772	14,257	5.4	1.5	6.9
Cooper Industries PLC (Cl A)	1.06	602	11,499	5.2	1.8	7.0
Procter & Gamble Co	2.03	10,503	202,197	5.2	3.1	8.3
Emerson Electric Co	1.16	2,410	48,259	5.0	2.4	7.4
Home Depot Inc	0.77	3,489	70,229	5.0	2.7	7.7
Syntel Inc	0.64	91	1,908	4.8	0.5	5.3
Wal-Mart Stores Inc	1.22	10,944	231,016	4.7	2.8	7.5
McDonald's Corp	1.35	4,206	89,824	4.7	3.2	7.9
Diageo PLC ADS	1.02	2,739	60,871	4.5	3.2	7.7
Scotts Miracle-Gro Co	0.60	211	4,737	4.5	1.7	6.2
Kinder Morgan Inc	1.13	913	20,779	4.4	#N/A	#N/A
PepsiCo Inc	1.94	5,195	122,413	4.2	3.0	7.2
Eaton Corp	0.86	888	21,097	4.2	2.5	6.7
National Oilwell Varco Inc	1.06	1,310	31,362	4.2	0.6	4.7
Sasol Ltd ADS	0.55	1,618	39,461	4.1	2.6	6.7
General Mills Inc	1.32	1,217	29,738	4.1	3.1	7.2
Total S A ADS	1.06	6,211	159,133	3.9	4.8	8.7
Stanley Black & Decker Inc	0.87	554	14,287	3.9	2.1	6.0
Expeditors International of Washington Inc	0.55	353	9,646	3.7	0.8	4.5
Philip Morris International Inc	1.30	4,708	134,521	3.5	3.9	7.4
QUALCOMM Inc	2.00	2,445	76,720	3.2	1.4	4.6
UGI Corp	0.60	188	6,058	3.1	3.0	6.1
United Parcel Service Inc (Cl B)	1.07	2,446	80,464	3.0	2.8	5.8
Union Pacific Corp	1.01	1,623	56,231	2.9	1.5	4.4
Marathon Oil Corp	1.17	1,111	41,880	2.7	1.9	4.5
Goodrich Corp	1.29	291	12,451	2.3	1.4	3.7
Snap-On Inc	1.41	89	4,219	2.1	2.1	4.2
NextEra Energy Inc	1.01	887	44,219	2.0	4.0	6.0
Halliburton Co	1.07	143	47,041	0.3	0.7	1.0
Wisconsin Energy Corp	0.66	12	12,198	0.1	3.4	3.5
Seadrill Ltd	0.65	-1,067	24,929	-4.3	9.7	5.4
EQT Corp	0.80	-457	9,490	-4.8	1.8	-3.1
Apache Corp	1.16	-5,643	59,423	-9.5	0.5	-9.0
General Mtrs Co Jr Pfd Cnv Srb	0.70	2,580	43,396	5.9	0.0	5.9
Pearson PLC ADS	0.72	#N/A	16,116	#N/A	3.0	#N/A

	$FCF	Ent Value	FCF Yield	DVD Yield	Total Yield
Sit Dividend Growth Weighted avg	3,858	65,539	5.5	2.4	7.8
Sit Dividend Growth Median	1,073	39,461	5.9	2.2	7.9

* Excludes Financials and/or DRs

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #[illegible]).

Model Portfolios Use Opportunity Matrix
Dividend Growth

S&P 500 : 1325.83
10-Year U.S. Treasury: 3.453%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH	CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Asset		Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 6	Rogers Comm/Verizon	M&T Bank/US Bancorp/ Wells Fargo	Apache/Chevron/Marathon/ Murphy/Occidental/Total	Abbott Labs/Johnson & Johnson/Merck	Cooper Industries/Eaton/ Emerson Electric IBM		
Second Tier (2-2[1/2] %) 13		ACE Ltd/PartnerRe JPMorgan	EQT Corp/Newmont	Colgate-Palmolive/Procter & Gamble Pepsico Qualcomm Target/Wal-Mart Accenture/Sysco	3M/DuPont	ABB/General Electric Goodrich/United Technologies Intel/Linear Technology Union Pacific/UPS	
Third Tier (1-1[1/2] %) 46	Apollo Investment/ PennantPark Kayne Anderson/ Tortoise Energy Kinder Morgan Marsh & McLennan Philip Morris Int'l	Travelers	Ameriprise/Prudential Northwest Bancshares Sasol	ADP Amdocs Baxter Becton Dickinson/Covidien Diageo Expeditors Franklin Resources General Mills McKesson/Owens & Minor Medtronic Microsoft Millicom Oracle PPDI Teva Pharmaceutical Tupperware	Applied Materials BHP Billiton Broadcom Deere Freeport-McMoran Guess/Nike Halliburton/Schlumberger McDonald's National Oilwell Varco Raytheon Scotts Miracle-Gro Snap-On TJX UGI/Wisconsin Energy	Cabot Corp General Motors Home Depot Paccar Polaris Stanley Black & Decker TE Connectivity	
Sector Distribution	32%			32%	36%		

Targeted weightings as of 3/31/2011

- Improving investor **sentiment for dividend paying stocks appears to be in early stage**
- All companies in the Fund are expected to **pay a dividend** that grows over time
- Emphasize **stability and financial strength** to ensure sustainability of dividends
- The risk profile (**i.e., beta<1**) is expected to be below the S&P 500. Our goal is to maintain an attractive relative yield while **limiting** interest rate, earnings, and credit risk
- Maintain equal proportion of **dividend growth** and **higher yielding** securities and maintain **highly diversified** portfolio
- To meet dual objectives of growth and income, assess opportunities across **market capitalizations, geographies (i.e., ADRs) and sectors (including technology)**

V. Global Dividend Growth Portfolio Characteristics

Sit Global Dividend Growth Composite[1]

Performance Results

(Total Returns Except Where Noted)

	Year 2006 (Since Inception 6/30/06)				
			3rd Qtr	4th Qtr	Partial Year
Sit Global Dividend Growth			4.99%	6.85%	12.18%
60% S&P 500 Index / 40% MSCI EAFE			4.97	8.15	13.53

	Year 2007				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Global Dividend Growth	1.70%	7.36%	5.08%	-1.52%	12.99%
60% S&P 500 Index / 40% MSCI EAFE	2.01	6.34	2.11	-2.69	7.78

	Year 2008				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Global Dividend Growth	-7.19%	0.16%	-9.62%	-19.06%	-32.00%
60% S&P 500 Index / 40% MSCI EAFE	-9.19	-2.53	-13.38	-21.11	-39.52

	Year 2009				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Global Dividend Growth	-12.01%	16.79%	14.91%	5.28%	24.32%
60% S&P 500 Index / 40% MSCI EAFE	-12.19	19.70	17.14	4.50	28.67

	Year 2010				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Global Dividend Growth	3.65%	-12.11%	13.50%	9.34%	13.05%
60% S&P 500 Index / 40% MSCI EAFE	3.57	-12.41	13.35	9.11	12.21

	Year 2011				
	1st Qtr				Year
Sit Global Dividend Growth	5.20%				5.20%
60% S&P 500 Index / 40% MSCI EAFE	4.90				4.90

	Annualized Returns			Since Inception (6/30/06 - 03/31/11)	
	1 Year	2 Years	3 Years	Cumulative	Annualized
Sit Global Dividend Growth	14.74%	29.63%	2.70%	27.44%	5.23%
60% S&P 500 Index / 40% MSCI EAFE	13.64	31.33	0.29	12.08	2.43

[1] Results are asset-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market value. Past performance is not a guarantee of future results.

Sit Global Dividend Growth
Up-Market/Down-Market Analysis


Average Quarterly Returns in Rising and Falling Markets
Versus 60% S&P 500/40% EAFE
(June 2006 to March 2011)
15%
12%
9%
6%
3%
0%
-3%
-6%
-9%
-12%
-15%
Rising Market
Falling Market


Relative Average Quarterly Returns in Rising and Falling Markets Versus 60% S&P 500/40% EAFE
(June 2006 to March 2011)
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-0.1%
1.7%
Rising Market
Falling Market

Index

SIA

SIT INVESTMENT GLOBAL DIV GRWTH
TOTAL RISK REWARD

MARCH 31, 2008 TO MARCH 31, 2011



More Return
Less Risk
More Return
More Risk
Less Return
Less Risk
Less Return
More Risk
60% S&P 500/40% MSCI EAFE
RATE OF RETURN
STANDARD DEVIATION
4
3
2
1
0
-1
21
22
23
24
25
26

	ROR	Std Dev Pop	Alpha	Beta	R-Squared
Sit Investment Global Div Grwth	2.71	22.28	1.99	0.90	0.99
60% S&P 500/40% MSCI EAFE	0.62	25.34	0.00	1.00	1.00

RISK BENCHMARK USED FOR THIS ANALYSIS: 60% S&P 500/40% MSCI EAFE

Source: Informa Investment Solutions

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

SIT GLOBAL DIVIDEND GROWTH
QUARTILE RANKING--PERFORMANCE
PSN GLOBAL EQUITY
JUNE 30, 2006 TO MARCH 31, 2011



RATE OF RETURN RANKING
-10
0
10
20
30
40
50
60
70
80
90
100
110

	1 Year	3 Years	4 Years	Since Inception
HIGH (0.05)	31.15	12.17	13.21	14.68
FIRST QUARTILE	19.28	4.78	3.33	6.84
MEDIAN	16.05	2.09	1.52	4.28
THIRD QUARTILE	13.22	0.28	-0.48	2.28
LOW (0.95)	7.73	-4.84	-5.95	-0.77
MEAN	16.79	2.61	1.91	5.11
VALID COUNT	245	225	200	189

	1 Year		3 Years		4 Years		Since Inception	
	VALUE	RANK	VALUE	RANK	VALUE	RANK	VALUE	RANK
Sit Investment Global DivGrwth	14.78	64	2.71	41	2.21	38	5.24	44
60% S&P 500/40% MSCI EAFE	13.79	71	0.52	70	-0.82	75	2.82	80

Source: Informa Investment Solutions

Sit Global Dividend Growth
Country History Allocation

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	[illegible] Mar-11
INDEX														
UNITED STATES	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ASIA PACIFIC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
AUSTRALIA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
HONG KONG	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JAPAN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NEW ZEALAND	-	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]
SINGAPORE	-	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]
EUROPE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
AUSTRIA	-	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]
BELGIUM	-	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]
DENMARK	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]
FINLAND	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-	[illegible]
FRANCE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GERMANY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GREECE	-	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]
IRELAND	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ITALY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NETHERLANDS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NORWAY	-	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]
PORTUGAL	-	-	-	-	-	-	-	-	-	-	-	-	-	[illegible]
SPAIN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SWEDEN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]
SWITZERLAND	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
UNITED KINGDOM	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OTHER	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ISRAEL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL INDEX REGIONS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NON-INDEX														
CANADA	-	-	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
ASIA PACIFIC	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	-	-	-	-	-
CHINA	[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]	[illegible]	[illegible]	-	-	-	-	-
INDIA	[illegible]	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-
SOUTH KOREA	[illegible]	[illegible]	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-
EUROPE	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	-
LUXEMBOURG	-	-	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]	[illegible]	-
LATIN AMERICA	[illegible]	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-
ARGENTINA	[illegible]	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-
MEXICO	[illegible]	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-
OTHER	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
BERMUDA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
CAYMAN ISLANDS	[illegible]	[illegible]	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL NON-INDEX REGIONS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
CASH	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Industry Sector Portfolio Evaluation

Sit Global Dividend Growth

March 31, 2011

AUSTRALIA	MKT VAL	% PF
RIO TINTO PLC ADR	1,650	2.9%
BHP BILLITON ADR	1,487	2.5%
WESTPAC BKG CORP ADR	482	0.8%
	3,620	6.2%

BERMUDA	MKT VAL	% PF
PARTNERRE LTD	418	0.7%
	418	0.7%

CANADA	MKT VAL	% PF
ROGERS COMMUNICATIONS INC	859	1.5%
	859	1.5%

DENMARK	MKT VAL	% PF
PANDORA A/S	378	0.7%
	378	0.7%

FRANCE	MKT VAL	% PF
SCHLUMBERGER LTD	877	1.5%
TOTAL S.A. ADR	628	1.1%
	1,505	2.6%

GERMANY	MKT VAL	% PF
SIEMENS AG - ADR	810	1.4%
MUENCHENER RUECKVER REG	449	0.8%
	1,260	2.2%

GREAT BRITAIN	MKT VAL	% PF
ROYAL DUTCH SHELL PLC ADR	754	1.3%
PEARSON PLC ADR	712	1.2%
GLAXOSMITHKLINE ADR	707	1.2%
DIAGEO PLC ADR	694	1.2%
CENTRICA PLC	552	1.0%
TESCO	521	0.9%
BURBERRY GROUP	407	0.7%
CARPHONE WRHS GP	406	0.7%
BRIT AMER TOBACCO	287	0.5%
	5,039	8.7%

HONG KONG	MKT VAL	% PF
HSBC HLDGS ADR	540	0.9%
HUTCHISON WHAMPOA LTD	367	0.6%
HUTCHISON PORT HLDG TR	03	0.0%
	911	1.6%

IRELAND	MKT VAL	% PF
ACCENTURE PLC	660	1.1%
	660	1.1%

ISRAEL	MKT VAL	% PF
TEVA PHARMACEUTICAL INDS ADR	366	0.6%
	366	0.6%

ITALY	MKT VAL	% PF
ENEL S.P.A.	615	1.1%
TENARIS S.A. ADR	279	0.5%
	895	1.6%

JAPAN	MKT VAL	% PF
CANON INC ADR	484	0.8%
ORACLE CORP JAPAN	233	0.4%
	717	1.2%

LUXEMBOURG	MKT VAL	% PF
MILLICOM INTL CELLULAR SA	279	0.5%
	279	0.5%

NETHERLANDS	MKT VAL	% PF
TNT NV	417	0.7%
	417	0.7%

NORWAY	MKT VAL	% PF
SEADRILL LTD	485	0.8%
	485	0.8%

SPAIN	MKT VAL	% PF
INDITEX	445	0.8%
TELEFONICA SA ADR	431	0.7%
BANCO BILBAO VIZCAYA ARG ADR	288	0.5%
	1,165	2.0%

SWEDEN	MKT VAL	% PF
AUTOLIV INC	431	0.7%
	431	0.8%

SWITZERLAND	MKT VAL	% PF
NESTLE SA	789	1.4%
KUEHNE&NAGEL INTL	618	1.1%
SGS SA	605	1.0%
ACE LTD	582	1.0%
ABB LTD - ADR	305	0.5%
	2,899	5.0%

UNITED STATES	MKT VAL	% PF
INTL BUSINESS MACHINES CORP	1,370	2.4%
QUALCOMM INC	1,208	2.1%
CHEVRON CORP	1,150	2.0%
OCCIDENTAL PETROLEUM CORP	1,045	1.8%
JPMORGAN CHASE & CO	1,042	1.8%
VERIZON COMMUNICATIONS INC	990	1.7%
MCDONALDS CORP	982	1.7%
JOHNSON & JOHNSON	913	1.6%
PHILIP MORRIS INTERNATIONAL INC	879	1.5%
DEERE & CO	794	1.4%
INTEL CORP	789	1.4%

UNITED STATES (CONTINUED)	MKT VAL	% PF
ORACLE CORP	759	1.3%
TARGET CORP	749	1.3%
GOLD	673	1.2%
WELLS FARGO & CO	637	1.1%
PEPSICO INC	631	1.1%
PROCTER & GAMBLE CO	622	1.1%
BECTON DICKINSON AND CO	621	1.1%
SNAP-ON INC	619	1.1%
FRANKLIN RESOURCES INC	619	1.1%
UNITED TECHNOLOGIES CORP	601	1.0%
EI DUPONT DE NEMOURS & CO	599	1.0%
BAXTER INTERNATIONAL INC	597	1.0%
MARSH & MCLENNAN COS INC	596	1.0%
3M CO	589	1.0%
HOME DEPOT INC	582	1.0%
MARATHON OIL CORP	581	1.0%
US BANCORP	568	1.0%
GOLDMAN SACHS GROUP INC	569	1.0%
GENERAL MILLS INC	569	1.0%
M&T BANK CORP	557	1.0%
KINDER MORGAN HOLDCO LLC	545	0.9%
LINEAR TECHNOLOGY CORP	538	0.9%
MERCK & CO INC	525	0.9%
BROADCOM CORP	503	0.9%
ABBOTT LABORATORIES	478	0.8%
TJX COS INC	482	0.8%
EATON CORP	455	0.8%
MICROSOFT CORP	447	0.8%
TRAVELERS COS INC/THE	446	0.8%
CATERPILLAR INC	445	0.8%
TUPPERWARE BRANDS CORP	438	0.8%
MEDTRONIC INC	439	0.8%
UNION PACIFIC CORP	429	0.8%
TORTOISE ENERGY CAPITAL CORP	429	0.7%
PRUDENTIAL FINANCIAL INC	425	0.7%
EMERSON ELECTRIC CO	421	0.7%
APACHE CORP	419	0.7%
APPLE INC	418	0.7%
KAYNE ANDERSON MLP INVSM	410	0.7%
WAL-MART STORES INC	375	0.6%
MCKESSON CORP	372	0.6%
AUTOMATIC DATA PROCESSING INC	364	0.6%
STANLEY BLACK & DECKER INC	360	0.6%
APPLIED MATERIALS INC	358	0.6%
ILLINOIS TOOL WORKS INC	274	0.5%
EQT CORP	254	0.4%
GENERAL ELECTRIC CO	259	0.4%
GOOGLE INC	235	0.4%
	34,959	60.6%

	MKT VAL	% PF
CASH	541	0.9%
TOTAL	57,631	100.0%

Sit Global Dividend Growth Portfolio (a/c# 660)
Rotation of Industry Weightings Over Time

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	60% S&P 500/ 40% S&P EPAC Mar-11
CONSUMER DISCRETIONARY	3.6	3.6	4.1	5.8	6.6	8.8	7.8	8.1	8.9	9.1	9.5	9.9	11.7	11.8
Automobiles & Components	-	-	-	-	-	-	-	-	-	-	-	-	0.8	2.1
Consumer Durables & Apparel	-	-	-	1.1	1.5	2.1	1.4	1.5	2.1	2.1	2.5	2.7	1.9	1.8
Consumer Services	-	-	0.6	0.7	1.2	1.2	1.2	1.1	1.6	1.8	1.7	1.7	1.7	1.7
Hotels Restaurants & Leisure	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Media	1.8	1.6	1.6	1.5	1.8	1.4	1.1	1.4	1.1	1.2	1.2	1.1	1.2	2.5
Retailing	1.9	2.0	2.0	2.6	2.1	4.0	4.0	4.0	4.0	4.1	4.2	4.2	5.1	3.7
INDUSTRIALS	13.8	11.4	13.0	10.9	10.1	10.3	10.6	12.2	11.7	11.6	12.2	12.0	12.8	12.1
Capital Goods	11.2	9.6	9.7	7.6	6.5	7.1	7.1	8.6	8.5	8.9	9.1	8.6	9.1	9.0
Commercial Services & Supplies	-	-	0.4	0.4	0.4	-	-	-	-	-	0.5	0.8	1.1	1.0
Transportation	2.6	1.8	2.9	2.0	2.2	2.2	2.1	2.6	2.2	2.7	2.6	2.6	2.5	2.1
ENERGY	10.4	11.6	10.3	11.5	11.7	11.5	11.5	12.3	11.6	11.0	10.8	12.8	12.1	11.8
Energy	10.4	11.6	10.1	11.1	11.7	11.5	11.5	12.1	11.6	11.0	10.8	12.8	12.1	11.8
CONSUMER STAPLES	10.1	9.5	10.6	13.6	14.1	11.3	10.4	10.8	11.3	12.0	11.1	10.4	8.6	9.0
Food & Staples Retailing	1.9	2.0	2.0	1.7	2.1	1.5	1.5	1.5	1.4	1.4	1.4	1.1	0.9	1.1
Food Beverage & Tobacco	4.4	4.1	4.5	7.1	7.9	7.5	6.7	7.1	7.1	7.9	7.4	6.9	6.6	5.9
Household & Personal Products	1.8	1.4	4.1	4.5	4.1	2.1	2.2	2.2	2.6	2.7	2.4	2.1	1.1	1.8
HEALTH CARE	11.0	11.6	11.3	13.3	11.6	9.8	10.4	10.5	9.8	10.9	10.4	9.1	8.6	9.4
Pharmaceuticals Biotechnology & Life Sciences	8.1	8.1	9.0	10.2	9.1	6.6	6.9	7.0	7.1	7.8	7.7	6.5	6.1	6.9
Health Care Equipment & Services	2.7	1.1	1.1	1.1	1.4	1.1	1.5	1.5	1.8	1.1	2.7	2.7	1.5	2.6
MATERIALS	4.1	5.7	3.5	3.3	4.6	4.9	5.0	5.7	5.7	4.9	5.6	6.3	7.6	6.7
Materials	4.2	5.7	1.5	1.1	4.6	4.9	5.0	5.7	5.7	4.9	5.6	6.1	7.6	6.7
FINANCIALS	17.7	16.6	20.1	19.0	16.3	17.5	20.0	18.3	19.2	17.6	17.3	16.6	15.7	19.1
Banks	5.5	5.0	6.5	6.4	4.8	6.9	8.4	8.1	8.5	8.1	7.7	6.2	5.1	7.2
Diversified Financials	6.1	5.0	5.4	5.1	4.9	5.8	7.1	5.5	6.1	5.4	5.1	5.1	6.0	5.7
Real Estate	-	-	-	-	-	-	-	-	-	-	-	-	0.0	2.1
Insurance	6.1	6.6	8.1	7.6	6.6	4.8	4.4	4.7	4.4	4.1	4.4	5.1	4.1	4.0
INFORMATION TECHNOLOGY	14.4	14.5	13.4	11.7	11.5	13.0	12.0	13.0	13.4	14.5	15.1	14.9	14.4	12.4
Semiconductors & Semiconductor Equipment	2.7	1.4	1.8	1.9	1.8	4.1	1.8	4.5	4.5	4.4	5.0	5.1	5.9	2.2
Software & Services	5.1	5.1	5.0	1.8	1.8	1.5	1.1	1.4	4.0	4.8	5.1	5.4	4.6	4.1
Technology Hardware & Equipment	6.6	5.8	4.6	4.1	4.9	5.5	5.0	5.1	4.9	5.1	5.1	4.5	1.9	6.1
TELECOMMUNICATIONS SERVICES	7.4	6.1	5.4	5.6	5.6	5.4	5.1	5.1	4.7	4.5	4.7	4.7	4.4	4.1
Telecommunication Services	7.4	6.1	5.4	5.6	5.6	5.4	5.1	5.1	4.7	4.5	4.7	4.7	4.4	4.2
UTILITIES	4.9	5.1	4.1	4.6	4.5	4.5	4.4	3.0	2.7	2.3	2.4	2.1	2.0	3.5
Utilities	4.9	5.1	4.2	4.6	4.5	4.5	4.4	3.0	2.7	2.1	2.4	2.2	2.0	1.5
CASH	2.6	1.6	3.1	0.9	2.5	2.0	2.8	1.1	1.0	1.5	0.8	1.1	0.9	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Industry Sector Portfolio Evaluation

Sit Global Dividend Growth (A/C# 660)

March 31, 2011

CONSUMER DISCRETIONARY	MKT VAL	% PF
MCDONALDS CORP	982	1.7%
TARGET CORP	743	1.3%
PEARSON PLC ADR	712	1.2%
SNAP-ON INC	619	1.1%
HOME DEPOT INC	582	1.0%
TJX COS INC	462	0.8%
INDITEX	445	0.8%
TUPPERWARE BRANDS CORP	436	0.8%
AUTOLIV INC	431	0.7%
BURBERRY GROUP	407	0.7%
CARPHONE WRHS GP	406	0.7%
PANDORA A/S	378	0.7%
WAL-MART STORES INC	375	0.6%
STANLEY BLACK & DECKER INC	359	0.6%
	7,337	12.7%

CONSUMER STAPLES	MKT VAL	% PF
PHILIP MORRIS INTERNATIONAL INC	873	1.5%
NESTLE SA	783	1.4%
DIAGEO PLC ADR	694	1.2%
PEPSICO INC/NC	631	1.1%
PROCTER & GAMBLE CO	622	1.1%
GENERAL MILLS INC	553	1.0%
TESCO	521	0.9%
BRIT AMER TOBACCO	287	0.5%
	4,973	8.6%

ENERGY	MKT VAL	% PF
CHEVRON CORP	1,160	2.0%
OCCIDENTAL PETROLEUM CORP	1,045	1.8%
SCHLUMBERGER LTD	877	1.5%
ROYAL DUTCH SHELL PLC ADR	754	1.3%
TOTAL S.A. ADR	628	1.1%
MARATHON OIL CORP	581	1.0%
KINDER MORGAN HOLDCO LLC	545	0.9%
SEADRILL LTD	465	0.8%
APACHE CORP	419	0.7%
TENARIS S.A. ADR	279	0.5%
EQT CORP	254	0.4%
	6,999	12.1%

FINANCIALS	MKT VAL	% PF
JPMORGAN CHASE & CO	1,042	1.8%
WELLS FARGO & CO	637	1.1%
FRANKLIN RESOURCES INC	613	1.1%
MARSH & MCLENNAN COS INC	596	1.0%
ACE LTD	582	1.0%
US BANCORP	568	1.0%
GOLDMAN SACHS GROUP INC	563	1.0%
M&T BANK CORP	557	1.0%
HSBC HLDGS ADR	540	0.9%
WESTPAC BKG CORP-ADR	453	0.8%
MUENCHENER RUECKVER REG	449	0.8%
TRAVELERS COS INC/THE	446	0.8%
TORTOISE ENERGY CAPITAL CORP	429	0.7%
PRUDENTIAL FINANCIAL INC	425	0.7%
PARTNERRE LTD	416	0.7%
KAYNE ANDERSON MLP INVSM	410	0.7%
BANCO BILBAO VIZCAYA ARG ADR	288	0.5%
HUTCHISON PORT HLDG TR	03	0.0%
	9,029	15.7%

HEALTH CARE	MKT VAL	% PF
JOHNSON & JOHNSON	918	1.6%
GLAXOSMITHKLINE ADR	707	1.2%
BECTON DICKINSON AND CO	621	1.1%
BAXTER INTERNATIONAL INC	557	1.0%
MERCK & CO INC	525	0.9%
ABBOTT LABORATORIES	476	0.8%
MEDTRONIC INC	433	0.8%
MCKESSON CORP	372	0.6%
TEVA PHARMACEUTICAL INDS ADR	336	0.6%
	4,984	8.6%

INDUSTRIALS	MKT VAL	% PF
SIEMENS A G - ADR	810	1.4%
DEERE & CO	794	1.4%
KUEHNE & NAGEL INTL	616	1.1%
SGS SA	605	1.0%
UNITED TECHNOLOGIES CORP	601	1.0%
3M CO	589	1.0%
EATON CORP	495	0.8%
CATERPILLAR INC	465	0.8%
UNION PACIFIC CORP	433	0.8%
EMERSON ELECTRIC CO	421	0.7%
TNT NV	417	0.7%
HUTCHISON WHAMPOA LTD	367	0.6%
ABB LTD - ADR	305	0.5%
ILLINOIS TOOL WORKS INC	274	0.5%
GENERAL ELECTRIC CO	253	0.4%
	7,384	12.8%

INFORMATION TECHNOLOGY	MKT VAL	% PF
INTL BUSINESS MACHINES CORP	1,370	2.4%
QUALCOMM INC	1,206	2.1%
INTEL CORP	783	1.4%
ORACLE CORP	992	1.7%
ACCENTURE PLC	650	1.1%
LINEAR TECHNOLOGY CORP	538	0.9%
BROADCOM CORP	508	0.9%
CANON INC ADR	464	0.8%
MICROSOFT CORP	447	0.8%
APPLE INC	418	0.7%
AUTOMATIC DATA PROCESSING INC	354	0.6%
APPLIED MATERIALS INC	358	0.6%
GOOGLE INC	205	0.4%
	8,313	14.4%

MATERIALS	MKT VAL	% PF
RIO TINTO PLC ADR	1,650	2.9%
BHP BILLITON ADR	1,467	2.5%
FREEPORT-MCMORAN COPPER & GOLD	678	1.2%
E I DU PONT DE NEMOURS & CO	599	1.0%
	4,394	7.6%

TELECOMMUNICATIONS SERVICES	MKT VAL	% PF
VERIZON COMMUNICATIONS INC	990	1.7%
ROGERS COMMUNICATIONS INC	889	1.5%
TELEFONICA SA ADR	431	0.7%
MILLICOM INTL CELLULAR SA	279	0.5%
	2,590	4.4%

UTILITIES	MKT VAL	% PF
ENEL S.P.A.	615	1.1%
CENTRICA PLC	552	1.0%
	1,167	2.0%

CASH	541	0.9%
TOTAL	57,881	100.0%

Top 25 Holdings
Sit Global Dividend Growth (A/C# 660)
March 31, 2011

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	FY2011 P/E Ratio	EST LTG
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,650	2.9%	7.3	8.3
BHP BILLITON ADR	AUSTRALIA	MATERIALS	1,467	2.5%	9.7	17.2
INTL BUSINESS MACHINES CORP	UNITED STATES	INFORMATION TECHNOLOGY	1,370	2.4%	11.4	11.0
QUALCOMM INC	UNITED STATES	INFORMATION TECHNOLOGY	1,206	2.1%	16.8	15.3
CHEVRON CORP	UNITED STATES	ENERGY	1,150	2.0%	8.8	3.3
OCCIDENTAL PETROLEUM CORP	UNITED STATES	ENERGY	1,045	1.8%	11.7	13.0
JPMORGAN CHASE & CO	UNITED STATES	FINANCIALS	1,042	1.8%	8.3	8.6
VERIZON COMMUNICATIONS INC	UNITED STATES	TELECOMMUNICATION SERVICES	990	1.7%	14.8	4.7
MCDONALDS CORP	UNITED STATES	CONSUMER DISCRETIONARY	982	1.7%	13.8	9.7
JOHNSON & JOHNSON	UNITED STATES	HEALTH CARE	918	1.6%	11.5	7.2
SCHLUMBERGER LTD	FRANCE	ENERGY	877	1.5%	18.4	16.0
PHILIP MORRIS INTERNATIONAL INC	UNITED STATES	CONSUMER STAPLES	873	1.5%	13.3	10.0
ROGERS COMMUNICATIONS INC	CANADA	TELECOMMUNICATION SERVICES	859	1.5%	10.9	7.6
SIEMENS A G- ADR	GERMANY	INDUSTRIALS	810	1.4%	N/A	N/A
DEERE & CO	UNITED STATES	INDUSTRIALS	794	1.4%	13.2	9.0
INTEL CORP	UNITED STATES	INFORMATION TECHNOLOGY	783	1.4%	9.0	11.3
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	783	1.4%	14.2	7.4
ORACLE CORP	UNITED STATES	INFORMATION TECHNOLOGY	759	1.3%	12.7	13.8
ROYAL DUTCH SHELL PLC ADR	GREAT BRITAIN	ENERGY	754	1.3%	8.4	3.8
TARGET CORP	UNITED STATES	CONSUMER DISCRETIONARY	743	1.3%	10.7	12.7
PEARSON PLC ADR	GREAT BRITAIN	CONSUMER DISCRETIONARY	712	1.2%	13.1	10.8
GLAXOSMITHKLINE ADR	GREAT BRITAIN	HEALTH CARE	707	1.2%	9.7	7.3
DIAGEO PLC ADR	GREAT BRITAIN	CONSUMER STAPLES	694	1.2%	13.7	9.6
FREEPORT-MCMORAN COPPER & GOLD	UNITED STATES	MATERIALS	678	1.2%	8.7	7.0
ACCENTURE PLC	IRELAND	INFORMATION TECHNOLOGY	660	1.1%	15.1	10.5
Number of Equity Holdings = 99		Total		40.4 %		

Sit Global Dividend Growth: Balancing Income, Capital Appreciation Potential

March 31, 2011

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div. Yield	Div. Payout Ratio	Long-term EPS Growth
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div. Yield	Div. Payout Ratio	Long-term EPS Growth
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: FactSet Research Systems

Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Sit Global Dividend Growth Portfolio

Portfolio Market Capitalization Summary

March 31, 2011

ISSUE DESCRIPTION	SHARES	COST	LAST	YLD	MKT CAP
APPLE INC	1,200	170.90	348.51	0.7	321,072
CHEVRON CORP	10,700	75.25	107.49	2.0	215,781
MICROSOFT CORP	17,800	30.49	25.39	0.3	219,998
GENERAL ELECTRIC CO	12,800	38.51	20.05	0.4	212,889
INTL BUSINESS MACHINES CORP	3,400	117.34	163.07	2.4	198,370
NESTLE SA	19,850	42.97	57.39	1.4	198,841
JPMORGAN CHASE & CO	22,800	41.32	46.10	1.3	183,840
HSBC HLDGS ADR	10,499	54.40	51.80	0.9	183,442
WAL-MART STORES INC	7,200	49.30	52.05	0.7	181,717
PROCTER & GAMBLE CO	10,100	63.27	61.60	1.1	172,523
ORACLE CORP	22,700	22.15	33.49	1.9	169,138
WELLS FARGO & CO	20,100	34.19	31.71	1.1	167,418
JOHNSON & JOHNSON	15,500	63.90	59.25	1.8	162,382
BHP BILLITON ADR	15,900	59.59	95.88	2.8	161,000
GOOGLE INC	350	580.23	586.76	0.4	147,200
TOTAL S A ADR	10,900	61.81	60.97	1.1	143,250
SCHLUMBERGER LTD	9,400	65.32	93.26	1.5	128,319
SIEMENS A G - ADR	5,900	89.59	137.34	1.4	125,557
PHILIP MORRIS INTERNATIONAL INC	19,900	43.19	65.63	1.5	117,948
TELEFONICA SA ADR	17,100	22.52	25.22	0.8	115,104
INTEL CORP	53,800	20.83	20.18	1.4	110,743
VERIZON COMMUNICATIONS INC	25,700	29.79	38.54	1.7	107,912
RIO TINTO PLC ADR	23,200	49.91	71.12	2.9	107,894
PEPSICO INC NC	9,300	62.22	64.41	1.1	103,035
MERCK & CO INC	15,900	35.32	33.01	0.9	101,779
GLAXOSMITHKLINE ADR	18,400	49.43	38.41	1.2	99,919
ROYAL DUTCH SHELL PLC ADR	10,900	52.32	73.34	1.9	98,720
QUALCOMM INC	22,000	49.34	54.83	2.1	90,127
OCCIDENTAL PETROLEUM CORP	10,000	63.22	104.49	1.3	84,937
GOLDMAN SACHS GROUP INC	9,550	150.58	158.60	1.0	82,552
BRIT AMER TOBACCO	7,150	28.31	40.14	0.5	80,019
MCDONALDS CORP	12,900	69.75	76.09	1.7	79,985
UNITED TECHNOLOGIES CORP	7,100	65.49	84.65	1.1	77,979
ABBOTT LABORATORIES	9,700	49.30	49.05	0.3	75,909
WESTPAC BKG CORP ADR	9,700	118.54	125.10	0.3	75,231
CATERPILLAR INC	4,000	66.42	111.35	0.3	71,139
3M CO	8,900	71.35	93.50	1.0	66,554
HOME DEPOT INC	15,700	27.24	37.06	1.0	60,114
ENEL S.P.A.	97,600	6.66	6.30	1.1	59,232
CANON INC ADR	10,700	51.05	43.35	0.3	57,319
ABB LTD - ADR	12,800	19.39	24.19	0.5	55,318
FREEPORT-MCMORAN COPPER & G	12,300	50.28	55.55	1.2	52,382
E I DU PONT DE NEMOURS & CO	10,900	40.29	54.97	1.0	50,939
US BANCORP	21,500	23.59	26.49	1.0	50,889
HUTCHISON WHAMPOA LTD	91,000	8.92	11.84	0.8	50,430
APACHE CORP	9,200	38.29	130.92	0.7	50,110
INDITEX	5,550	49.90	80.25	0.3	50,022
TESCO	85,200	6.97	6.11	0.9	49,181
UNION PACIFIC CORP	4,400	57.32	98.33	0.3	48,248
DIAGEO PLC ADR	9,100	79.76	76.22	1.2	47,892
TEVA PHARMACEUTICAL INDS ADR	8,700	50.57	50.17	0.8	47,149
BANCO BILBAO VIZCAYA ARG ADR	24,000	11.94	12.00	0.5	44,978
EMERSON ELECTRIC CO	7,200	59.09	58.43	0.7	44,083
MEDTRONIC INC	11,000	42.04	39.35	0.3	42,030
DEERE & CO	3,200	53.52	96.89	1.4	40,795
MARATHON OIL CORP	10,900	49.20	53.31	1.0	37,839
ACCENTURE PLC	12,000	37.74	54.97	1.2	35,031
TARGET CORP	14,250	45.09	50.01	1.9	34,880
BAXTER INTERNATIONAL INC	11,100	49.85	53.77	1.0	30,852
PRUDENTIAL FINANCIAL INC	8,900	44.82	61.58	0.7	29,838
MUENCHENER RUECKVER REG	2,345	152.30	157.29	0.3	29,757
TENARIS S A ADR	5,850	37.77	49.46	0.5	29,195
FRANKLIN RESOURCES INC	4,900	116.19	125.08	1.1	27,901
CENTRICA PLC	105,700	5.24	5.22	1.0	26,838
ILLINOIS TOOL WORKS INC	5,100	54.25	53.72	0.5	26,733
TRAVELERS COS INC THE	7,500	49.44	59.48	0.3	25,633
AUTOMATIC DATA PROCESSING INC	7,100	33.31	51.31	0.8	25,471
GENERAL MILLS INC	15,400	29.87	36.55	1.0	23,384
ACE LTD	9,000	58.54	64.70	1.0	21,710
KINDER MORGAN HOLDCO LLC	13,400	30.79	29.64	1.0	20,955
APPLIED MATERIALS INC	22,900	13.28	15.62	0.8	20,808
MCKESSON CORP	4,700	59.23	79.05	0.7	20,059
TJX COS INC	9,900	34.99	49.73	0.3	19,973
BROADCOM CORP	12,900	43.21	39.38	0.9	19,128
EATON CORP	8,200	51.16	55.44	0.3	18,898
BECTON DICKINSON AND CO	7,300	76.49	79.62	1.1	17,805
KUEHNE&NAGEL INTL	4,400	92.80	139.92	1.1	16,790
MARSH & MCLENNAN COS INC	20,000	24.90	29.81	1.0	16,219
ROGERS COMMUNICATIONS INC	23,800	30.55	36.40	1.5	16,094
SEADRILL LTD	12,900	28.39	36.07	0.3	15,930
PEARSON PLC ADR	40,000	13.21	17.80	1.2	14,474
SGS SA	940	1,630.38	1,780.27	1.1	13,928
STANLEY BLACK & DECKER INC	4,700	67.45	76.60	0.8	12,321
M&T BANK CORP	8,900	87.75	88.47	1.0	10,648
MILLICOM INTL CELLULAR SA	2,900	39.35	96.17	0.5	10,438
TNT NV	18,250	28.24	25.85	0.7	9,743
HUTCHISON PORT HLDG TR	9,100	1.01	0.59	0.0	8,622
BURBERRY GROUP	21,800	12.59	18.89	0.7	8,206
LINEAR TECHNOLOGY CORP	18,000	29.57	33.63	0.9	7,629
EQT CORP	5,100	45.73	49.90	0.4	7,455
PANDORA A/S	7,400	61.53	51.04	0.7	6,642
AUTOLIV INC	5,300	74.71	74.23	0.3	6,613
PARTNERRE LTD	5,250	79.23	79.24	0.7	5,359
ORACLE CORP JAPAN	5,600	43.12	41.65	0.4	5,334
TUPPERWARE BRANDS CORP	7,900	46.58	59.71	0.3	3,738
SNAP-ON INC	10,900	33.75	60.06	1.1	3,510
CARPHONE WRHS GP	63,800	6.19	5.34	0.7	2,663
KAYNE ANDERSON MLP INVSM	12,580	29.43	32.67	0.7	2,202
TORTOISE ENERGY CAPITAL CORP	15,200	22.29	28.22	0.3	546

WEIGHTED AVERAGE:	79,188
UNWEIGHTED AVERAGE:	67,483
MEDIAN:	47,691

Sit Global Dividend Growth Portfolio
Equity Characteristics
March 31, 2011

	Global Dividend Growth	S&P 500 - 60%/MSCI EAFE - 40%	S&P 500	MSCI EAFE
Earnings Outlook - Strong Growth [1]				
2011 Projected Gain	+24.0%	+18.8%	+18.9%	+18.7%
2012 Projected Gain	+12.2%	+15.1%	+14.6%	+16.0%
5-Year Projected Growth	+10.3%	+11.5%	+10.7%	+13.0%
Dividend Yield				
Total Fund	+2.5%	+2.4%	+1.8%	+3.2%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+12.9%	+13.9%	+12.5%	+16.2%
Weighted Average Price/Earnings Ratio [2]				
2011 Calendar P/E	13.7x	15.3x	15.8x	14.6x
2012 Calendar P/E	12.1x	13.1x	13.8x	12.0x
Median Price/Earnings Ratio [2]				
2011 Calendar P/E	14.1x	14.8x	15.3x	14.4x
2012 Calendar P/E	12.2x	13.0x	13.3x	12.7x
Average P/E-to-5-Year Earnings Growth Ratio				
2011 Calendar PEG	1.7x	2.1x	2.0x	2.5x
2012 Calendar PEG	1.5x	2.0x	1.8x	2.2x
Weighted Average Market Capitalization ($MIL)	79,188	77,436	93,441	53,545

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Global Dividend Growth

March 31, 2011
(Medians)

	Valuation			Dividends		
	NTM P/E	Free Cash Flow Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	14.4x	6.1%	2.3%	8.2%	9.4%	35%
S&P 500 Index	15.0x	5.7%	1.4%	2.4%	7.2%	23%
Russell 1000 Growth Index	16.7x	4.9%	0.7%	4.9%	9.1%	14%
Russell 1000 Value Index	15.2x	5.3%	1.4%	1.3%	4.7%	23%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'10-'11 EPS Growth	Long Term Growth	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	9.7	13%	10%	16.1%	10.6%	13.6%
S&P 500 Index	18.4	12%	11%	11.9%	8.3%	17.8%
Russell 1000 Growth Index	19.6	15%	13%	12.7%	8.3%	12.5%
Russell 1000 Value Index	24.1	10%	10%	9.1%	6.0%	23.6%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

VI. Risk Management

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroeconomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Sit Dividend Cap Growth
Market Proxy is S&P 500 Index (a/c 225)

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Beta	0.90	0.86	0.87	0.87
R-Squared	0.98	0.98	0.98	0.97
Total Tracking Error (std dev)	3.92	4.34	4.26	4.59
Systematic Risk (variance)	7.74	13.43	13.46	12.66
Stock Specific Risk (variance)	7.62	5.39	4.71	8.43
Total Risk (variance)	15.36	18.84	18.17	21.09
Portfolio Absolute Risk	22.11	21.40	21.82	21.30
Benchmark Absolute Risk	24.38	24.57	24.89	24.15
Cash Level	1.97	3.82	2.17	0.38

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Exxon Mobil Corp.	2.69	Apple Inc.	3.12	Apple Inc.	3.23	Apple Inc.	4.02
Apple Inc.	1.94	Exxon Mobil Corp.	2.26	Exxon Mobil Corp.	2.27	Bank of America Corp.	2.18
Bank of America Corp.	1.51	Bank of America Corp.	2.04	Bank of America Corp.	1.95	Exxon Mobil Corp.	1.69
Citigroup Inc.	1.17	Citigroup Inc.	1.72	Citigroup Inc.	1.33	Citigroup Inc.	1.37
Schlumberger Ltd.	0.82	Goldman Sachs Group Inc.	1.06	Cisco Systems Inc.	1.08	Berkshire Hathaway Inc. (Cl B)	1.28

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on fundamental predictions for individual stocks
R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark
Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk
Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model
Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark
Total Risk - The total of the risk forecasts (factor + stock specific) (annual %²), measuring the portfolio's absolute volatility
Portfolio and Benchmark Absolute Risk - The total of the risk forecasts (factor + stock specific) versus cash

Market/Benchmark Studies	Portfolio Analysis	Sell Candidates	Stock Analysis/Idea Generation
Market/Sector performance in selected economic conditions	Performance Attribution - Evaluates impact of active bets vs benchmark	Multi-Factor Model - Enhancing portfolio through sale of weaker ranked stocks	Multi-Factor Model - Combo of valuation, balance sheet, and momentum factors
Attributions by Quantitative Factors - Identifies themes driving market	Analyst Recommended Stock Portfolio - Analyst rank for PM use	Earnings revision and relative strength trend analysis	Top performing industry groups of past month
S&P 500 Bottom-up estimate of earnings by sector	Active Bets Download - Monitors sector, industry and stock bets	Earnings and sales expectation analysis	Screen for Positive EPS Surprises - Stocks exceeding analyst estimates
Macro Studies - Historical comparisons w/ current environment	Quantitative Summary Report - Measures SIA portfolios by quant factors	Earnings Quality analysis	Top 5 Screen - Earnings revision-based screen
Benchmark Profiles - Analysis of benchmark's statistical attributes	Historical Earnings Estimate Report - Tracks changes in estimates	Screen for Negative EPS Surprises - Stocks missing analyst estimates	Portfolio 457 - Quantitative-based "GARP" model portfolio
Growth/Value valuation/performance studies	Portfolio analysis by macro theme (accelerating GDP, falling rates, etc.)	Technical Analysis - Screen for overbought/oversold opportunities	Screen for significant benchmark weights and attributes
Industry rank by earnings / relative strength model	Northfield Risk Model - Profiles risk characteristics of SIA holdings	Identification of increased short interest and insider activity	Fundamentals & Valuations - thorough statistical analysis of companies

VIII. Biographies

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	20 Years	
Age:	49	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	17 Years	
Age:	45	
E-mail:	klj@sitinvest.com	



Ronald D. Sit, CFA
Vice President - Research and Investment Management

Retail/Consumer Sectors

Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	25 Years	
Age:	51	
E-mail:	rds@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG Peat Marwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	15 Years	
Age:	46	
E-mail:	dab@sitinvest.com	



Robert W. Sit, CFA

Vice President – Research and Investment Management

Technology/Energy Sectors

Professional Experience:	1991-Present	Sit Investment Associates, Inc.
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	19 Years	
Age:	42	
E-mail:	rws@sitinvest.com	



Michael J. Stellmacher, CFA

Vice President – Research and Investment Management

Energy/Materials Sectors

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	20 Years	
Age:	55	
E-mail:	mjs@sitinvest.com	



Raymond E. Sit

Vice President – Research and Investment Management

Asia/Developing Markets Regions

Professional Experience:	1992-Present	Sit Investment Associates, Inc.
	1988-1992	Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)	
	University of Minnesota, BS (1987)	
Inv. Exp.:	19 Years	
Age:	46	
E-mail:	res@sitinvest.com	



Denise A. Anderson, Ph.D.

Vice President – Research & Investment Management

Health Care Sector

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2001-2008	Kepler Capital Markets,
	1998-2000	Bank Sarasin, Chemical and Pharm. Analyst/VP
	1992-1998	Roche Holding Company, Director/Scientist
Education:	Duke University, MBA (1997)	
	The Johns Hopkins University, PhD (1989)	
	University of Minnesota, BA (1983)	
Inv. Exp.:	13 Years	
Age:	48	
E-mail:	daa@sitinvest.com	



John M. Bernstein

Vice President, Research & Investment Management
Financial Sector

Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	18 Years	
Age:	47	
E-mail:	jmb@sitinvest.com	



Stacey M. Curme

Equity Trader/Equity Research Analyst
Generalist/Trading

Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	14 Years	
Age:	39	
E-mail:	smc@sitinvest.com	



Joseph R. Eshoo

Vice President, Research & Investment Management
Technology/Telecommunications Sectors

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2005-2007	HighMark Capital, Senior Technology Analyst, Vice President
	2003-2005	Zachs Investment Research, Senior Analyst
	1997-2001	A.G. Edwards & Sons, Senior Analyst
	1995-1996	SEI Corporation, Senior Research Consultant
	1982-1992	Northrup AIL, Electronic Systems Design Group Manager
Education:	University of Chicago, MBA (1991)	
	Northwestern University, MEM (1988)	
	Marquette University, BSEE (1982)	
Inv. Exp.:	16 Years	
Age:	50	
E-mail:	jre@sitinvest.com	



Matthew T. Loucks, CFA

Vice President, Research & Investment Management
Health Care Sector

Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co., Analyst
	1998-1999	Banc of America Securities, Associate
	1995-1998	JP Morgan & Co., Analyst
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	16 Years	
Age:	36	
E-mail:	mtl@sitinvest.com	



Equity Team Biographies

Janet K. Kinzler

Vice President, Research & Investment Management
Europe/Canada Regions

Professional Experience:	2001-Present	Sit Investment/International
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992) University of Michigan, BBA (1986)	
Inv. Exp.:	18 Years	
Age:	46	
E-mail:	jkb@sitinvest.com	



Mark A. Pepper

Consultant – Equity Generalist

Professional Experience:	2008 – Present	Sit Investment Associates, Inc.
	2007-2008	OFI Institutional Asset Management, Vice President, Senior Research Analyst
	2002-2007	Sit Investment Associates, Inc., Analyst
	1996-1999	Goldman, Sachs & Company, Financial Analyst, Global Research
Education:	Harvard Business School, MBA (2001) Bryant College, BS (1995)	
Inv. Exp.:	11 Years	
Age:	40	



Tasha M. Murdoff

Vice President, Research & Investment Management
Europe/Emerging Markets/Canada Regions

Professional Experience:	1998-Present	Sit Investment/International
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002) Augsburg College, BA (1997)	
Inv. Exp.:	11 Years	
Age:	35	
E-mail:	tmm@sitinvest.com	



Ningning Tang, CFA

Equity Research Associate

Semiconductors Sector/Greater China Region

Professional Experience:	2007-Present	Sit Investment Associates, Inc.
	2005-2007	Craig-Hallum Capital Group, Equity Analyst
	2004-2005	Peregrine Capital Group, Intern
Education:	University of St. Thomas, MBA (2004) Beijing Second Foreign Language Institute, BA (1992)	
Inv. Exp.:	7 Years	
Age:	40	
E-mail:	nt@sitinvest.com	



Bradley W. Meyer
Equity Trader/Equity Research Assistant

	Generalist – Trading/Quantitative Research	
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc., Portfolio Accountant
Education:	University of Minnesota, MBA (2008)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	8 Years	
Age:	35	
E-mail:	bwm@sitinvest.com	



Matthew J. Michalik
Equity Research Assistant

	Generalist - Quantitative Research	
Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2007-2008	United Health Group, Sr. Business Analyst
	2006-2007	Sit Investment Associates, Inc., Intern
Education:	University of St. Thomas, BA (2006)	
Inv. Exp.:	4 Years	
Age:	26	
E-mail:	mjm@sitinvest.com	



Nicholas D. Tich
Equity Research Assistant

	Generalist – Quantitative Research	
Professional Experience:	2005-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, BS (2008)	
Inv. Exp.:	3 Years	
Age:	25	
E-mail:	ndt@sitinvest.com	



Lee J. Feltman
Equity Research Assistant

	Generalist – Quantitative Research	
Professional Experience:	2007-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (2009)	
Inv. Exp.:	3 Years	
Age:	24	
E-mail:	ljf@sitinvest.com	



Please refer to the general disclosures cited on the title page. For any performance information, please refer to the performance disclosures cited on the Performance section title page (page #16).

Peter L. Mitchelson, CFA
Consultant

Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, B.Comm (1964)	
Inv. Exp.:	43 Years	
Age:	69	
E-mail:	plm@sitinvest.com	



Scott A. Spalding, CFA
Institutional Marketing

Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant Relations
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	17 Years	
Age:	39	
E-mail:	sas@sitinvest.com	



Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.